FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated May 7, 2010

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Magyar Telekom Telecommunications Public Limited Company

Annual General Meeting

MINUTES

taken at the Annual General Meeting of Magyar Telekom Telecommunications Public Limited Company (registered seat: 1013 Budapest, Krisztina krt. 55., registration number: Cg. 01-10-041928) taking place at the headquarters of Magyar Telekom Plc. (Budapest I., Krisztina krt. 55., Tölösi Conference Centre) on April 7, 2010, from 10.00 a.m.

Way of participating at the General Meeting: in person.

Participants: as listed in the attached attendance sheet.

Christopher Mattheisen: I hereby open the General Meeting at 10 o’clock 7 minutes. I welcome the Shareholders and the invitees.

Let me inform the General Meeting that votes will be cast via computer in accordance with Section 6.17.1 of the Articles of Association, and votes will be tallied electronically in accordance with Section 6.17.3 of the Articles of Association. I inform the General Meeting that I will state the result of voting as the computer counted votes appear on the screen. I ask Mr. György Kató, present on behalf of HC LINEÁR Kft., to describe the essence and method of computer voting.

György Kató: Distinguished Shareholders, Mr. Chairman! Following the presentation of the resolution proposal, the voting sheet will be displayed on the screen, then you can use your voting devices: the green is the “yes” button, the black is “abstention”, the red is “no”. Please hold the device in a way, that it can receive light through the black window, where no other information appears, and push the button and release. After the release, the flashing light next to the button shows that the device works properly. If it does not work properly, please let us know and we will replace the device. Thank you for your patience and I wish you good work!

Christopher Mattheisen: Thank you Mr. Kató. I inform you, that the total number of votes of the voting shares is: 1 041 239 002 pcs, of which 723 381 633 votes, which represents 69,47%, are present personally or represented via proxy, therefore the General Meeting constitutes a quorum.

I confirm that the General Meeting has been convened in compliance with the relevant provisions of law and the provisions of the Articles of Association. Submissions, resolution proposals could be preliminarily studied by the shareholders at the home page of the Company and the Budapest Stock Exchange, at KELER Zrt. and before the start of the meeting, here, at the venue of the General Meeting. According to the Company’s standpoint, the Company is not obliged to publish the invitation to the Company’s General Meeting and the summary of the submissions and resolution proposals in the Magyar Tőkepiac, nationwide financial newspaper, under the effective laws, the Articles of Association effective as of September 30, 2009 or any court decision. However, the invitation to the General Meeting and the summary of the submissions and resolution proposals had been published in the Magyar Tőkepiac, nationwide financial newspaper in order to exclude or minimize potential legal disputes regarding the Company’s announcements.

On the basis of the proxy instruments submitted to the Company, I state that proxies represent the shareholders legally. Shareholders who certified their shareholder status prior to the General Meeting, during registration by way of a securities account statement, issued to the name of the shareholder, however, are not registered in the Share Registry, may participate the General Meeting but may not exercise voting rights.

Section 304 (3) of the Act IV of 2006 on Business Associations (hereinafter: the Companies Act) sets forth that shareholders are entitled to exercise their rights as shareholders whose names are registered in the Stock Register at the time of closing the Stock Register. Magyar Telekom Plc.’s Articles of Association also contains a provision in compliance with these rules. In accordance with the provisions of the law and the Articles of Association, our

Announcement for the General Meeting published on March 5, 2010 we called the attention of our Distinguished Shareholders to the fact that they might exercise their right of vote provided that they had been recorded in the Stock Register of the Company as owners of shares or nominees at least 6 working days before the General Meeting (i.e. on March 26, 2010 at the latest). The closing of the Stock Register does not restrict the right of the shareholder to transfer his shares after the closing of the Stock Register. A transfer of the shares before the date of the General Meeting does not restrict the right of the person registered in the Stock Registry to participate the General Meeting and exercise his shareholder’s rights.

The General Meeting is conducted in Hungarian and in English languages with simultaneous interpretation. The translator devices are available at the registration desk. I request the Shareholders to announce their name and the number of their voting device into the microphone that we provide in every case when contributing to the discussion. Please always use the microphone during your speech. Let me draw the Shareholders’ kind attention, that only those contributions will be registered in the minute that are delivered with the use of the microphone. Taking the number of participants into account and in accordance with Section 6.13 (f) of the Articles of Association each contribution is limited to maximum 3 minutes per each shareholder. In order to ensure reasonable time management I request the Shareholders to observe the said limit at each agenda point. The planned durance of the General Meeting is approximately 5 hours with a break.

I request the participants to agree to the proceedings of the General Meeting being recorded on tape. Then I ask the Shareholders whether there are any remarks or motions? Please.

László Marosi shareholder: My name is László Marosi, the serial number of my voting device is 617. I would like to announce something and I also have two questions with regard to the General Meeting. The announcement is as follows: Ladies and Gentlemen, let me hereby inform you that according to my standpoint the management again succeeded to convoke the General Meeting unlawfully, similarly to the Annual General Meetings held in 2008, 2009 and the Extraordinary General Meeting in 2009. The resolutions of the first, the Y2008 Annual General Meeting, have been reviewed by court and they have been rendered ineffective, this was disclosed by Magyar Telekom. The court revision of and procedure for rendering ineffective the Y2009 Extraordinary General Meeting is under way. Prior to the court decision’s becoming final the resolutions of the Y2008 Annual General Meeting could not have been voted upon anyway as the retrospective approval of these resolutions is not allowed by the laws. The announcement of this General Meeting and the submissions are full of material formal and contextual errors, violations of law, therefore, the convocation of the General Meeting is procedurally unlawful. I believe that all resolutions that are made today will be rendered ineffective by the court. I will have further comments at the respective agenda items but the two questions that I talked about are as follows. The first one: on the basis of which of the four Articles of Association, and with which date, published side by side on the company’s web site was this General Meeting convoked and organized? This is the first question. The second question is related to the lawfulness of the convocation, the management claims that at the convocation of this General Meeting and the disclosure of the agenda items the resolutions of the Y2008 General Meeting were not rendered ineffective with a final decision by the court but in that case what is the legal basis of publishing the re-voting procedure of resolutions that have not been rendered ineffective with a final decision because such retrospective approval is not allowed by the laws. Thank you.

Christopher Mattheisen: Let me ask dr. Balázs Máthé, Chief Legal Counsel of the Company, to answer the question.

Balázs Máthé: Thank you Mr. Chairman. In due course, there was a comment and two questions. Within the frame of the comment you expressed your viewpoint that simultaneously is the position of the claimant. The viewpoint of the Company is quite the opposite and it is represented at court and the General Meeting was convoked accordingly. Secondly: the currently effective Articles of Association of Magyar Telekom is the one that was approved on June 29, 2009, with resolution no. 20/2009, that entered into force on September 30, 2009. We convoked the General Meeting on the basis of this. The third question or the second question, the third comment is that as we disclosed the decision dated March 22, we, sorry, I want to tell you the exact dates for the sake of the minutes, yes, we received the decision of the Supreme Court on March 22, in which they refused our appeal against the refusal of our certificate request and this ended the pending legal status and the decision entered into force on July 7. It means that when the Board of Directors decided on the convocation of the General Meeting then there was really a pending legal situation, back then the April 25, 2008 General Meeting resolutions were still effective and as far as the nature of the confirmatory resolutions of the relevant agenda item allowed, either the decision was effective or not, the April 25, 2008 resolutions could be confirmed according to the laws. Obviously, our standpoints are different, that is why we are claimant and plaintiff at court. Obviously, the independent Hungarian court will decide who is right. The standpoint of the management is consequently, that is prudently backed by external legal advice, is that we continuously disclosed in a coherent way and that served as the basis of our acts in all cases, including the convocation and holding of the General Meeting. Thank you.

Christopher Mattheisen: Any other comments? Please.

Pál Kustra shareholder: Pál Kustra, owner of box no. 631. The Y2008 General Meeting was interesting from many different angles. This was the General Meeting where they tried to legalize the White & Case contract that cost HUF 21.6 billion to the shareholders by the end of Y2009. This contract was concluded in January, 2006 and it was signed by Ádám Farkas and Klaus Hartmann. At the last General Meeting, at the Y2009 Annual General Meeting Mr. Balázs Máthé told that Ádám Farkas did not sign the contract as a person authorized to sign on behalf of the company and Ádám Farkas claimed that he signed the contracts as a countersignatory. As far as I know this is not true as the June, 2006 contract was signed by two gentlemen and there was not commentated that Ádám Farkas countersigned it so according to the then effective Articles of Association, the contract is invalid. My question is this two person should have been Board members, or employee authorized by two the Board members to sign this contract so that besides Klaus Hartmann, who supposedly signed it in bad faith, who was the other member who signed it officially as a person authorized to sign on behalf of the company? My other question is that when Mr. Mattheisen saw this January, 2006 contract, that is against the Articles of Association, did he draw the necessary consequences when in February, 2007 he voted in favor that White & Case continues the Macedonian investigation? Thank you.

Balázs Máthé: Thank you for the question Mr. Kustra. Would you help us and specify how this question is related to the technical voting before the discussion of agenda items, that our Chairman is trying to initiate now?

Pál Kustra shareholder: According to the agenda, sorry, Pál Kustra, box 631. According to the agenda we are about to vote on the Y2008 General Meeting resolutions. Though I did not receive any agenda that would clearly indicate this, but according to binder no. 1, this should be the case. During the 2008 General Meeting I told in relation to an agenda item, when the modification of the Articles of Association regarding the Supervisory Board was introduced, that with that modification the Audit Committee should have the competence to retain an expert and with that you legalized this contract. So on the basis of the 2008 General Meeting it is absolutely clear that you were already in violation of this and among others the court annulled this Y2008 General Meeting resolution. So my comment outside the agenda is interesting because you spent HUF 21.6 billion with a contract that is in violation of the Articles of Association from the money of the Magyar Telekom shareholders and this amount is still increasing. I would like to have an answer from the Chief executive officer, who voted in favor of the Macedonian investigation in February, 2007, whether he saw the January, 2006 White & Case contract when he saw and was aware of the consequences because since you have been managing the company as a Chairman-Chief executive officer the company spent more than HUF 17 billion on the investigation. Thank you.

Balázs Máthé: From a procedural point of view I propose to allow the Chairman to start the voting process on recording the General Meeting on tape so that we can properly prepare the minutes. I will have a brief comment on other voice recordings and when we actually discuss agenda item 1, I will answer you. The essence of my answer will be that I do not think it fits to the discussion of the agenda item.

Christopher Mattheisen: Thank you Mr. Máthé. Then to the voice recording, the voting ratio necessary for adopting this resolution is simple majority. I put the proposal to the vote.

The result of the voting: the General Meeting has adopted the Resolution with 708 441 285 affirmative votes (96.27%), 100 negative votes (0.00%), and 5 500 abstentions (0.00%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 67.940192%, Negative: 0.000010%, Abstention: 0.000527%.)

I state that, in line with the proposal, the General Meeting adopts the following resolution:

Resolution No. 1/2010 (IV.7.)

The General Meeting agrees that the proceedings of the General Meeting shall be recorded on tape.

Christopher Mattheisen: Mr. Máthé.

Balázs Máthé: In relation to this let me ask the distinguished Shareholders to make known if anybody has a problem with recording the General Meeting by some minority shareholders with their own devices, own tapes? Some of you told me before the meeting, the General Meeting that you would like to record it. Naturally it is not only applicable to the shareholders but based on the rules of protecting personal data, to all who are in this room. Should you have any comments or problems, please indicate it. If there are none, we deem that the consent was granted and the shareholders may do the voice recording. Thank you.

Christopher Mattheisen: I propose to the General Meeting to elect the Chairman of the General Meeting before the discussion of the agenda items begins. Based on the respective proposal of the Board of Directors, I propose to the General Meeting to elect me, Christopher Mattheisen, to be the Chairman of the General Meeting. I ask the Shareholders whether there are any remarks or motions? The voting ratio necessary for adopting this resolution is simple majority. I put the proposal to the vote.

The result of the voting: the General Meeting has adopted the Resolution with 708 446 634 affirmative votes (96.25%), 251 negative votes (0.00%), and 0 abstentions (0.00%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 67.940705%, Negative: 0.000024%, Abstention: 0.000000%.)

I state that the General Meeting adopts the draft resolution in Resolution No. 2/2010 (IV.7.).

Chairman: I propose to the General Meeting to elect dr. Gabriella Bognár, in-house legal counsel of Magyar Telekom Nyrt.’s Group legal directorate as Keeper of the Minutes. I further propose that Mr. Oliver Kranzusch, representative of MagyarCom Holding GmbH should authenticate the Minutes. I ask the Shareholders whether there are any remarks or motions? The voting ratio necessary for adopting this resolution is simple majority. I put the proposal to the vote.

The result of the voting: the General Meeting has adopted the Resolution with 735 623 144 affirmative votes (99.94%), 251 negative votes (0.00%), and 8 000 abstentions (0.00%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 70.546958%, Negative: 0.000024%, Abstention: 0.000767%.)

I state that the General Meeting adopts the draft resolution in Resolution No. 3/2010 (IV.7.).

Chairman: I would like to inform the shareholders that no motion was submitted to the Board of Directors in connection with the supplementation of the agenda within 8 days upon its publication, i.e. March 5, 2010, therefore it is not possible to adopt any further resolutions on the issues not included in the agenda published as part of the announcement. No further items can be included in the agenda at this General Meeting, because not all of the shareholders are present.

I propose that the General Meeting should approve the following order for discussing the items on the agenda in accordance with the announcement:

1.               Decisions regarding the resolutions adopted by the April 25, 2008 Annual General Meeting of the Company that have been rendered ineffective by the Metropolitan Court;

•                  General information to Shareholders regarding the resolutions adopted by the April 25, 2008 Annual General Meeting;

•                  Repeated decision on the approval of Magyar Telekom Group’s Y2007 consolidated annual financial statements prepared according to the International Financial Reporting Standards (IFRS) and presentation of the relevant report of the Supervisory Board and the Auditor;

•                  Repeated decision on the approval of the Company’s Y2007 stand alone financial statements prepared according to the Hungarian Accounting Standards (HAR), presentation of the relevant report of the Supervisory Board and the Auditor and the repeated decision on the approval of the Y2007 company governance and management report and on the relief from liability of the members of the Board of Directors for 2007;

•                  Repeated proposal of the Board of Directors for the use of the profit after tax earned in 2007, presentation of the relevant report of the Supervisory Board and the Auditor, repeated decision on the use of the profit after tax earned in 2007;

•                  Repeated amendment of the Articles of Association of Magyar Telekom Plc. (1.4 Sites and Branch Offices of the Company; 1.6 The Scope of Activities of the Company; 1.8 Legal Succession; 4.5 Payment of Dividends; 5.1 Mandatory Dissemination of Information; 6.2 Matters within the Exclusive Scope of Authority of the General Meeting, Section (i); 7.4.1 The Board of Directors, Section (b); 7.6 Minutes; 8.3 Duties, 8.4.5 Rules of Procedure; 8.7 Audit Committee; 15.2 Notices);

•                  Repeated amendment of the Rules of Procedure of the Supervisory Board;

•                  Confirmation and approval of acting as members of the Board of Directors elected by the Annual General Meeting, held on April 25, 2008;

•                  Confirmation and approval of acting as a member of the Supervisory Board, elected by the Annual General Meeting, held on April 25, 2008;

•                  Confirmation and approval that the auditor and the natural person auditor, personally responsible for the audit activities, elected by the Annual General Meeting, held on April 25, 2008 acted as an auditor and confirmation and approval of its fee;

2.               Report of the Board of Directors on the management of Magyar Telekom Plc., on the business operation, on the business policy and on the financial situation of the company and Magyar Telekom Group in 2009;

3.               Decision on the approval of the 2009 consolidated annual financial statements of the Company prescribed by the Accounting Act according to the requirements of the International Financial Reporting Standards (IFRS); presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor;

4.               Decision on the approval of the 2009 annual stand alone financial statements of the Company prepared in accordance with requirements of the Accounting Act (HAR); presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor;

5.               Proposal of the Board of Directors for the use of the profit after tax earned in 2009; presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor; decision on the use of the profit after tax earned in 2009;

6.               Authorization of the Board of Directors to purchase ordinary Magyar Telekom shares;

7.               Decision on the approval of the Corporate Governance and Management Report;

8.               Decision on granting relief from liability to the members of the Board of Directors;

9.               Decision on the amendments of the Articles of Association of Magyar Telekom Plc.: 1.4 Sites and Branch Offices of the Company; 1.6.2. Other activities; 1.8. Legal Succession (1.8.4. and 1.8.5.); 2.4. Transfer of Shares (b), (c); 5.1. Mandatory Dissemination of Information; 6.2. Matters within the Exclusive scope of Authority of the General Meeting (l); 6.3. Passing Resolutions; 6.6. Occurrence and Agenda of a General Meeting; 6.8. Notice of General Meetings; 6.9. Supplements of the agenda of a General Meeting; 6.11. Quorum; 6.12. Opening the General Meeting; 6.14. Election of the Officials of the General Meeting; 6.18. Passing Resolutions; 6.19. Minutes of the General Meeting (6.19.1.); 7.2. Members of the Board of Directors; 7.4.1.; The Board of Directors (l); 8.2. Members of the Supervisory Board (8.2.1.); and 15.5. Miscellaneous;

10.         Decision on the modification of the Rules of Procedure of the Supervisory Board;

11.         Election of Members of the Board of Directors and determination of their remuneration;

12.         Election of Members of the Supervisory Board and determination of their remuneration;

13.         Election of Members of the Audit Committee and determination of their remuneration;

14.         Election of the Company’s Auditor and determination of its remuneration. Designation of the Auditor who will be personally responsible for the audit of the Company and designation of the deputy auditor

I ask the Distinguished Shareholders whether there are any remarks or motions? If none, the voting ratio necessary to adopt the resolution… sorry, there is one.

Pál Kustra shareholder: Pál Kustra, box 631. So, as I have just told, the Board of Directors, management, Supervisory Board of Magyar Telekom does not comply with the then effective Articles of Association and I think this deserves a before-the-agenda contribution. We have this 2006 contract, January, 2006. I have just asked, as according to the information available to me, this was concluded in violation of the Articles of Association and you spent HUF 21.6 billion on the investigation by the end of 2009, when I receive an answer? How is it possible that Magyar Telekom disregards its Articles of Association, spend this much and takes away this much money from the shareholders and besides, Mr. Christopher Mattheisen voted on the Macedonian investigation in February 2007, as it cost an additional HUF 17 billion for Magyar Telekom and I think this was the reason that triggered the misappropriation procedure at the Hungarian National Bureau of Investigation. So, when are you going to answer my questions? Thank you.

Balázs Máthé: Now. I maintain my standpoint that it is not related to the agenda, but let me briefly react to Mr. Kustra’s comment. Let me first correct a factual piece of information, an allegation behind your question. The number that you mentioned, the slightly more than 20 billion is not at all paid only on the basis of the White & Case contract, but it also covers legal, financial, advisory, IT, etc. costs incurred during the investigation, started in 2006 and going on for more than 4 years in at least four countries by various authorities, including the attorney fees for the representation of more than 50 current and former Magyar Telekom employees etc. We, on the hand, already indicated it earlier in the minutes - that can be checked — and we also disclosed it. My more concrete answer is that the legal institute that you referred to is a very noble one, the right of shareholders to obtain information and questions. However, let me note that since January, 2006 Magyar Telekom has been properly, in details, coherently and continuously informing the shareholders at the New York Stock Exchange and the Budapest Stock Exchange in writing on the background, reasons, cost and all material circumstances of the investigation. None of the officially and professionally acting authorities, that I cannot all enlist now — obviously including the U.S. and Hungarian securities market supervisory authorities - complained about the disclosures but if they do we naturally respond properly. Once again, this legal institute we appreciate it and it has importance when something is suppressed or may be suppressed. You yourself, you noted Mr. Kustra that the Hungarian authorities, concretely the Hungarian National Bureau of Investigation investigates a misappropriation case. Naturally, as we have first disclosed it. What we continuously disclosed, continuously cooperate with the authorities and give them information, documents, all that we have. As far as I know now no suspect has been named so far which means that the investigation is against an unknown suspect. Naturally we inform the shareholders on the status, closing and outcome of the investigation as soon as we have information, in line with the relevant laws. This has been the case so far and this will be in the future. Thank you.

Chairman: Thank you, then the voting proportion related to this agenda item is simple majority. The proposal… sorry, there are more comments.

Pál Kustra shareholder: My name is Pál Kustra, box 631. First, I did not tell that you paid that much to White & Case. I said that you spent HUF 21.6 billion on the White & Case investigation. Anyway, I checked the 20-F reports and I found items like Telekom legal costs HUF 18 343 900 000. Legal cost of employees HUF 2 476 100 000. Audit related fees HUF 253 694 000. This totaled to HUF 21 573 694 000. So I did not say that you paid to White & Case, though it would be interesting to know how much White & Case received from this sum of HUF 18 billion. So even your informative is not correct. Otherwise I do not know how long — how shall I put it — Mr. Balázs Máthé has been replacing Christopher Mattheisen. I asked him when he saw this contract that was concluded with White & Case in

January, 2006 in violation of the Articles of Association and that was signed by Klaus Hartmann and Ádám Farkas on behalf of Magyar Telekom and István Réczicza on behalf of White & Case. Thank you.

Balázs Máthé: Thank you, I try to go through the items in due course. I did not say you said, I concretely told, the allegation behind your question. If it was no correct, I apologize, anyway, I think it was correct. The second thing, I would like to ask: what is your comment or question related to the approval of the agenda item Mr. Kustra? The third: the Chief executive officer, the Chairman of the Board of Directors, will naturally answer you in line with the provisions of the Gt., the Companies Act and the Articles of Association as he can, I mean as he can Mr. Kustra. This question is not related to the agenda of the General Meeting. If you have such questions please turn to us in writing and we answer them though our disclosures do contain the concrete answers. Thank you.

Chairman: Thank you. Comment.

Pál Kustra shareholder: Pál Kustra, box 631. The behavior of the management is totally unacceptable, they spent HUF 21.6 billion on a contract that violates the Articles of Association and they are reluctant to speak about it. Let me draw the attention of Mr. Mattheisen that since he has been the Chief executive officer he is personally responsible for the Company. So if you have not seen the White & Case contract concluded in January tell us, as you can be so uninformed. If you have seen it do not misguide the shareholders with saying that you do not know its content and with or without seeing it you voted on the Macedonian investigation in February, 2007.

Balázs Máthé: Briefly, but after this we would like to close it and vote on this agenda item. Let me tell Mr. Kustra, this contains our disclosures since January, 2006, I could read it out, I am sure that many people would receive much new information, because I am not sure that one has read all disclosures. Though I do not think that Mr. Kustra is among them. This precisely contains the reason of the investigation and all bodies, so not just one or two persons but all bodies who had the competence to decide, to take steps in this issue since January, 2006 — including the Board of Directors, Supervisory Board, Audit Committee — and they thought that this investigation was the correct thing. We think that it makes it clear why it was necessary and naturally when the ongoing authority investigations will be closed than we will come back to the goals and the justification of the costs in the form of a full scope informative. I do not wish to read it out, I think we owe it to our shareholders that we can vote on the agenda in the 50th minute of the General Meeting that is planned to be held for 5 hours. I propose this to the Chairman.

Chairman: Thank you. If there are no more questions related to the voting of the agenda…

Pál Kustra shareholder: Pál Kustra, box 631…

[Shareholders’ debate that was not told in the microphone.]

Pál Kustra shareholder: Look, according to the Articles of Association I make as many contributions for 3 minutes each as many I want and if you also disturb the General Meeting without any cause and thank you that you also contributed to it, then we will be here for a very long time today. So let me ask once again Mr. Mattheisen when he saw the White & Case contract concluded in January, 2006 and how long has he knew that it was concluded in violation of the Articles of Association. Thank you.

Chairman: Any comments, is there one or none? Then I put the proposal regarding the agenda to vote. The voting ratio necessary for adopting this resolution is simple majority. I put the proposal to the vote.

The result of the voting: the General Meeting has adopted the Resolution with 735 872 291 affirmative votes (99.98%), 6 371 negative votes (0.00%), and 0 abstentions (0.00%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 70.570851%, Negative: 0.000611%, Abstention: 0.000000%.)

I state that the General Meeting adopts the order of discussion of the agenda items of the General Meeting, in line with the draft resolution in Resolution No. 4/2010 (IV.7.).

Chairman: I open the discussion of the first agenda item.

1. Decisions regarding the resolutions adopted by the April 25, 2008 Annual General Meeting of the Company that have been rendered ineffective by the Metropolitan Court

Chairman: I ask dr. Balázs Máthé, chief legal counsel of the Company, to make known briefly the submissions and resolution proposals, respectively, for agenda item no. 1, and if there are questions or remarks, I ask him to answer them.

Balázs Máthé: Thank you Mr. Chairman. “Briefly” is obviously relative today, but I will do my best in the proceeding. First, I would like to provide general information to Shareholders regarding the case we already started to discuss upon shareholder’s or claimant’s comments. So we are speak about the resolutions adopted by the April 25, 2008 annual general meeting.

As the Company earlier disclosed two minority shareholders filed a lawsuit against Magyar Telekom Nyrt. on May 23, 2008, requesting the Court to render ineffective the resolutions adopted at the April 25, 2008 annual general meeting, including the resolution regarding the payment of dividend. In line with the April 25, 2008 resolution the Company duly paid the dividend to its Shareholders. The Metropolitan Court, acting as Court of Registration, entered the changes adopted by way of the resolutions to the company register.

On May 13, 2009 the first instance court rendered ineffective the resolutions adopted at the April 25, 2008 general meeting (except for one procedural type of resolution) with reference that the announcement on the general meeting of the Company was not published in the place of announcement of the Company, i.e. the Magyar Tőkepiac — that was already ceased to be published in a printed format at the date of the publication of the announcement. The law office, representing Magyar Telekom, filed the appeal against the claim after the expiry of the relevant deadline. The Company submitted an excuse with respect to the belatedness of the appeal. The Company submitted an appeal against the court order rejecting the excuse. As the Company disclosed on March 23, 2010, the Supreme Court in its order dated February 16, 2010 and received by Magyar Telekom on March 22, 2010, i.e., it partly responds the previous question, after the publication of the preparatory materials to this General Meeting and the date of this General Meeting, approved the order of the second instance court rejecting the request for acceptance of the late appeal. According to the legal rules pertaining the excuse relating to the belatedness, until the delivery of the above decision of the Supreme Court, the Company had no information whether the late submission of the appeal regarding the 2008 General Meeting resolutions may be remedied and the case may be discussed at the second instance. After the delivery of the decision of the Supreme Court, the Company was informed that the late appeal may not be excused, and thus the appeal will not be reviewed at second instance.

The Company analyzed the evolved legal situation and took the view that on the basis of the relevant provisions of law, court decisions and the relevant literature the resolutions were rendered ineffective with ex nunc effect, i.e. they are not effective from the first instance ruling becoming final and binding, from July 7, 2009. In light of this, if the given resolutions must remain effective and enforceable in the future, they have to be re-adopted. Certain resolutions will not have a legal effect in the future, however, the actions taken on the basis of these resolutions have to be confirmed and approved so that the Company excludes or minimizes the possibility of any further legal disputes.

Chairman: Thank you very much. I ask the shareholders if you have any comments or motions?

Balázs Máthé: I make known the submissions.

Chairman: Please.

Balázs Máthé: Submission and resolution proposal for the repeated adoption of the resolution no. 4/2008 (IV.25.) rendered ineffective. According to the Companies Act and the Articles of Association it is the exclusive competence of the General Meeting to approve the financial statements of the company prepared according to the Accounting

Act. In the preparatory materials to the General Meeting, the Y2007 IFRS financial statements, the respective report of the Supervisory Board and the independent auditor’s report have been published. The verbatim resolution proposal:

“The General Meeting repeatedly approves the 2007 Consolidated Financial Statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards, with a Balance Sheet Total of HUF 1,135,578 million and Profit after tax for year 2007 HUF 73,056 million (before the deduction of HUF 12,901 million attributable to minority interests).”

Chairman: Now I ask the Distinguished Shareholders whether there are any remarks or motions?

László Kapcsos shareholder: I greet everyone present, I am László Kapcsos and I have the voting device no. 629. I have the following question: neither the current Supervisory Board, nor the current auditor’s report is available to the so-called repeated approval of the Y2007 consolidated annual financial statements. The documents attached hereto are dated 2008, they were issued by a Supervisory Board terminated since then, and an auditor, whose engagement was terminated since then. No report is available to the resolutions, to be submitted for approval to this Y2010 general meeting. Neither the current Supervisory Board, nor the auditor accepts liability for this? Why not? In this way, no valid voting on the financial statements is not possible according to the law. Thank you.

Balázs Máthé: As according to the opinion of the Company, the reports adopted by the Supervisory Board and the auditor, adopted then, and made available to You, is the basis of the approval. We understand that Your legal standpoint is different from ours, and this is represented by You at the court as claimant, obviously the court will decide. We think that this voting will be conducted in accordance with the law. Thank you.

Chairman: Other questions, remarks?

Pál Kustra shareholder: Pál Kustra, box no. 631. So here we are again to adopt the Y2007 financial statements. So in 2007 you spent HUF 5.7 billion on the investigation. In 2006 HUF 4.1 billion. In 2006 you concluded this White & Case agreement in violation of the Articles of Association, so how could we accept and of your 2006 data, when this certain investigation started with violation of laws? So in addition to that I told you recently, I would like to ask… I wait for a little until you finish the chat. So I would like to ask repeatedly Mr. Mattheisen that when he saw the White & Case contract dated January, 2006, when did you make sure that it is against the Articles of Association, and after this why did you vote for the Macedonian investigation in February 2007 when this whole investigation started against the law?

Chairman: Please, Balázs Máthé.

Balázs Máthé: We think that, as there are various legal proceedings between Mr. Kustra and the Company, obviously the Company, and therefore in the interest of the shareholders, except Mr. Kustra in this particular case, we would not speak about ongoing proceedings in a way it is not connected to the agenda. Therefore, we propose to move forward according to the predefined agenda.

Chairman: Thank you very much. Mr. Kustra.

Pál Kustra shareholder: I think I did not receive an answer to my question. Pál Kustra, box no. 631. There is one thing, I have a labor lawsuit with Magyar Telekom, which is based on that I understood later on in 2009 that this January, 2006 agreement was concluded against the Articles of Association. But it is unacceptable that this HUF 21.6 billion spent from the money of the shareholders, and because of this thousands of employees had to be fired from Magyar Telekom, as you cut the costs on one side, to produce the results, and these employees could create value. And the Hungarian State could have tax revenues, and contribution revenues, so You made damages not only to the shareholders, but to the Hungarian State. So my question remains unchanged. Mr. Mattheisen, when did you learn that this January, 2006 agreement was concluded in violation of the Articles of Association and how this fact influenced your February, 2007 decision on the Macedonian investigation? Thank you.

Chairman: Mr. Kustra, I would like to answer your question as follows. This is the standpoint of the firm, of the Company, that we acted in every state in accordance with the Act, laws. The Company has a legal dispute with You, and naturally, You have a different opinion on what happened. As we are in a legal dispute with you, I think here, at the General Meeting, it is not the right place and time to discuss this with You. Obviously, at the court or at other legal forum this question will be decided, but in details, I would like to request Mr. Balázs Máthé to try to close this topic, that you raise again and again. Mr. Máthé.

Balázs Máthé: I thought we have closed this but I would like to say the same what was told by the Chairman. I think this forum, the shareholders convened by the Board of Directors according to the agenda, to which shareholders may propose supplements according to the Companies Act, is about to decide on the more important matters of the Company. We are at the annual general meeting. We discuss more important events of the business of Y2009. I think we should not speak about the White & Case contract, and not about the ongoing investigation regarding misappropriation of assets. I tell you again, the right to information of the shareholders is a very noble legal institution. I think we cannot speak about suppress in a case where the Hungarian authority is conducting an investigation for more than one year. Obviously I would not speak about Your labor lawsuit, which is at the best place, at the independent Hungarian court where we represent our standpoint, You represent Your standpoint, and where appropriate legal remedies are available and finally will be decided. If You will have right, we will comply with the judgment of the court. So I think that the Chairman must should continue and the shareholders must decide on the items of the agenda. I think this is the closing.

Chairman: Thank you very much.

Pál Kustra shareholder: Pál Kustra, box no. 631. This question can be closed very easily. Mr. Mattheisen should only answer to the question when he saw the White & Case contract dated January, 2006, and he made the decision in February, 2007 that the investigation will be expanded to the Macedonian investigation. Otherwise independently of the legal dispute we have, the shareholders must know that on what you have spent this HUF 21.6 billion and that this investigation started by violating the Articles of Association, or at least at the time the contract was signed. How can we trust in a management when they can’t answer such a simple question? And after that we are surprised at the various news in the press? For example Mr. Mattheisen is interviewed as a suspect? I read this last year in the press. Someone should be responsible for the HUF 17 billion that you spent since the beginning of 2007. So Mr. Mattheisen, please answer to the original question and I will not analyze this further.

Chairman: Mr. Kustra, I have seen this contract, this 2006 contract and I can say that this is not in violation of the Articles of Association. Mr. Máthé.

Balázs Máthé: I would like to react on your second comment: being interviewed as a suspect. Previously I indicated that according to our information there is no suspect in the case. Hvg.hu, which wrote this: at first instance, we won the case against hvg.hu, they appealed against it, we won the press correction case, they will publish it and will say sorry. Obviously we have a conflict of interest, I cannot give You legal advice, please check the liabilities related to telling false information. Thanks.

Chairman: Once again I ask are there other question of comments? Mr. Kustra. This is the last question.

Pál Kustra shareholder: I can ask as many times as I want. And I will make the appropriate steps when Mr. Mattheisen rejects to answer to me. Anyway, I am Pál Kustra, box no. 631. I stood up now because I wanted to say thank You, that you have replied for the n time to the question whether You have seen the contract and You think it is not against the Articles of Association. I hope that the Hungarian National Bureau of Investigation will state this. But then, we spoke about the press, and there are different rumors, it was published that you would like to resign. So my question is the following: did You indicate to Deutsche Telekom that you want to resign?

Chairman: No, no.

Pál Kustra shareholder: No?

Chairman: Thank you, but this is not connected to what we are about to vote. The answer is no, but this is absolutely not connected to the agenda point.

Pál Kustra shareholder: They say that …

Chairman: Please, if you have questions or comments connected to this item, I am pleased to respond, but if not, not.

Balázs Máthé: Maybe there will be agenda item on the personal proposals, I think you will vote and comment on it. Maybe we can vote now.

Chairman: Please.

Pál Kustra shareholder: It is material to make these clear at the agenda item because if there are questions which raise the issue of the credibility of the management, the Board of Directors and the Supervisory Board at Magyar Telekom, then, according to my opinion, there can be no voting, how should I say, on the 2007, 2008, 2009 balance sheets, but the only way is that You collectively resign and make place to others, who can manage this company honestly.

Chairman: Thank you for the comment and now we would like to put it to the vote. The voting ratio necessary for adopting this resolution is simple majority.

The result of the voting: the General Meeting has adopted the Resolution with 735 020 117 affirmative votes (99.89%), 594 271 negative votes (0.08%), and 2 264 abstentions (0.00%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 70.489127%, Negative: 0.056991%, Abstention: 0.000217%.)

I state that the General Meeting adopts the draft resolution in Resolution No. 5/2010 (IV.7.).

Thank you.

Balázs Máthé: I make known the submission and resolution proposal for the repeated adoption of the resolution no. 5/2008 (IV.25.) rendered ineffective. According to the Companies Act and the Articles of Association it is the exclusive competence of the General Meeting to approve the report of the company prepared according to the Accounting Act. In the preparatory materials to the General Meeting, the Y2007 HAR financial statements, the respective report of the Supervisory Board and the independent auditor’s report have been published. The resolution proposal:

“The General Meeting repeatedly approves the 2007 Annual Financial Statements of the Company prepared according to the Hungarian Accounting Regulations (HAR), with a Balance Sheet Total of HUF 942,877 million and After-tax Net Income of HUF 35,634 million.”

[In the meantime he asks the auditor which one is correct: reading out with billion or million. Answer: billion.]

Chairman: I ask the Distinguished Shareholders whether there are any remarks or motions?

László Kapcsos shareholder: László Kapcsos and I still have the box no. 629. This will be very fast, I think, just one thing. Similarly to my previous question, the problem is the same a sin the case of the consolidated financial statements, the valid Supervisory Board and auditor approvals are missing behind this resolution proposal too. The 2008 resolution, which adopted the annual report and which was preliminary approved by the 2008 reports, has been rendered ineffective by the court. Two years lapsed, this is a totally different general meeting with a new

Supervisory Board, with an auditor with a new mandate, where are their reports? This was my question and I have one comment: I am pleased that it is so good for the company that the decision on millions and billions is made in such conversations. Thank you.

Balázs Máthé: We understand, thanks, this is Your standpoint and the court will decide. We organized the general meeting according to our standpoint and the voting will be made based on this, Thank you very much.

Chairman: Thank you very much. Any other remarks or questions? If none, the voting ratio necessary for adopting this resolution is simple majority. I put the proposal to the vote.

The result of the voting: the General Meeting has adopted the Resolution with 735 020 062 affirmative votes (99.89%), 594 271 negative votes (0.08%), and 2 319 abstentions (0.00%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 70.489122%, Negative: 0.056991%, Abstention: 0.000222%.)

I state that the General Meeting adopts the draft resolution in Resolution No. 6/2010 (IV.7.).

Mr. Balázs Máthé.

Balázs Máthé: I make known the submission and resolution proposal for the repeated adoption of the resolution no. 6/2008 (IV.25.) rendered ineffective. According to the Companies Act, if the shares of the company are listed in the Budapest Stock Exchange, the Board of Directors, together with the report prepared according to the Accounting Act, shall submit the corporate governance report to the General Meeting and in the report the Board of Directors summarizes the responsible corporate governance activities in the given year and presents the deviations from the recommendations of the Corporate Governance Recommendations of the Budapest Stock Exchange. According to the above referred Section of the Companies Act and the Articles of Association it is the exclusive competence of the General Meeting to approve the report. In accordance with the Companies Act, the Supervisory Board preliminarily approved the Corporate Governance and Management Report of the Company on 2007 with resolution no. 1/7 (2008.03.26.). The verbatim resolution proposal:

“The General Meeting has reviewed and repeatedly approves the Corporate Governance and Management Report of the Board of Directors of Magyar Telekom on the financial year of 2007.”

Chairman: I ask the Shareholders whether there are any remarks or questions

László Kapcsos shareholder: Box no. 629, László Kapcsos. My comment is basically similar to my comment made to the previous point. I want to make note at the Corporate Governance Report that based on the Supervisory Board resolution no. 1/7 (03.26.2008) valid voting on this resolution is not possible. I think Mr. Máthé will react in the same way in substance as previously. Thank you.

Balázs Máthé: Yes, I told you our standpoint at the discussion of the previous comment, and I would like to refer to it in the same way, that is right, thank you.

Chairman: Other remarks, questions? If there are none, I ask the Shareholders to vote. The voting ratio necessary for adopting this resolution is simple majority. I put the proposal to the vote.

The result of the voting: the General Meeting has adopted the Resolution with 735 020 332 affirmative votes (99.89%), 594 001 negative votes (0.08%), and 2 319 abstentions (0.00%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 70.489148%, Negative: 0.056965%, Abstention: 0.000222%.)

I state that the General Meeting adopts the draft resolution in Resolution No. 7/2010 (IV.7.).

I have a minor comment. I hear music from that corner. There is some noise and…

[Reply told not in the microphone.]

Air conditioning? OK, good. I just wanted to make sure that this does not cause interference with the devices. Now I ask Mr. Balázs Máthé to present the next resolution item.

Balázs Máthé: Thank you. I make known the submission and resolution proposal for the repeated adoption of the resolution no. 7/2008 (IV.25.) rendered ineffective. According to the authorization of the Companies Act, the Articles of Association of the Company provides for the relief that can be granted to the senior managers. Through granting the relief the supreme body, the general meeting, certifies that the senior managers worked in the assessed period with giving priority to the interest of the business association. According to the Articles of Association it is the exclusive competence of the General Meeting to evaluate the work of Board members in the previous year and to decide on the grant of relief. The verbatim resolution proposal:

“The General Meeting, having evaluated the work of the Board members of the Company, repeatedly decides on granting the relief from liability for the Board members of the Company with respect to the 2007 business year in accordance with Section 30 (5) of Act IV. of 2006 on Business Associations. The evaluation and the relief from liability granted by this resolution shall not apply to the liability of the Board members arising from their gross negligence or willful misconduct.”

Chairman: I ask the Shareholders whether there are any remarks or motions?

László Kapcsos shareholder: László Kapcsos, no. 629. And somehow it differs from the previous comments that I would like to say. That is to say, according to the Act, a relief can be given only, I emphasize, only with respect to the previous business year. The previous business year is 2009. What is Your basis that a relief for Y2007 can be given to anyone in a general meeting held on 2010? Otherwise this point in the Companies Act, from which Mr. Máthé quoted recently, contains this provision. So again, a relief can be given only with respect to the previous business year. Thank you.

Balázs Máthé: I agree. With respect to the April, 2008 general meeting, the previous year was 2007, and we adopt the 2008 general meeting resolutions again.

László Kapcsos shareholder: Thank you for the answer. I can’t accept. In my time today is April 7, 2010, and I can’t disregard it. So I think that today we are at the General Meeting of April 7, 2010 of Magyar Telekom. If You merge different general meeting resolutions, this is Your matter. But this general meeting is the 2010 general meeting. Thank you.

Chairman: If there are no more comments, I ask the shareholders... Excuse me.

Pál Kustra shareholder: Pál Kustra, box no. 631. I would like to read out from the effective Articles of Association to You what is about the signing on behalf of the company. So from the 2006 Articles of Association. The company shall be bound by the signature of (i) two members of the Board of Directors, or by a member of the Board of Directors and an employee of the Company authorized for this purpose by two members of the Board of Directors, or by two employees of the Company authorised for this purpose by two members the Board of Directors. So when Mr. Mattheisen recently told that the 2006 contract was signed in accordance with the Articles of Association, he contradicted Mr. Balázs Máthé who told — at last year’s general meeting — the following verbatim quotation: “The important thing is that Mr. Ádám Farkas did not sign the contract on behalf of the company. His signature is on the contract as the Chairman of the Audit Committee who acknowledges the content of the contract. With that he expressed that the Audit Committee, in its supervisory competence by the necessary internal investigation, finds the retention appropriate. This was the essence of the signature. Anyway, how the signature on behalf of the company he did provide, this was not signed on behalf of the company and this is the important thing.” After this Ádám Farkas made the following statement: “I would like to answer your question. I countersigned the contract, exactly as it was described by the Chief legal counsel.” So we speak about the relief, and what was recently stated by Mr. Mattheisen, that the contract was prepared in accordance with the Articles of Association, which was extended in 2007 to Macedonia, and by this a further HUF 17 billion has been spent, in my opinion, until its is clarified, whether the contract has been signed in violation of the Articles of Association, and there is this other fact that the Board of Directors had to vote on this agreement in February, 2006, because the well-respected White & Case firm did not accept this, then this relief, Distinguished Shareholders, this relief should not be given to the Board of Directors nor to the Supervisory Board. Thank you.

Balázs Máthé: If I understand well, interpreting in a constructive way Your complex speech, it is connected to the agenda in a way that you will vote with no. I note that you do not have an obligation to give reasons for your vote. Thank you.

Chairman: If there are no other remarks, then I put the proposal to the vote. The voting ratio necessary for adopting this resolution is simple majority.

The result of the voting: the General Meeting has adopted the Resolution with 734 692 985 affirmative votes (99.85%), 842 663 negative votes (0.11%), and 81 004 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 70.457755%, Negative: 0.080812%, Abstention: 0.007768%.)

I state that the General Meeting adopts the draft resolution in Resolution No. 8/2010 (IV.7.).

Mr. Balázs Máthé.

Balázs Máthé: Thank you. I make known the submission and resolution proposal for the repeated adoption of the resolution no. 8/2008 (IV.25.) rendered ineffective. According to the Companies Act and the Articles of Association, it is the exclusive competence of the General Meeting to decide on the use of the profit after tax. The verbatim resolution proposal:

“A dividend of HUF 74 per ordinary share (with a face value of HUF 100) shall be paid to the shareholders from the profit of 2007.

The General Meeting confirms and approves that according to the assignment given by the Company the commencement of dividend payment by KELER Zrt. as of May 27, 2008 and the usage of HUF 35,633,509,239 from the net income according to HAR and HUF 41,418,404,237 from the profit reserve by the Company to pay the total sum of HUF 77,051,913,476 for dividends.

The General Meeting acknowledges that on May 5, 2008 the Board of Directors of Magyar Telekom Plc. published a detailed announcement on the order of dividend disbursement in the following newspapers: Magyar Hirlap, Népszava and Világgazdaság, as well as on the homepage of the Company and the Budapest Stock Exchange.”

Chairman: Thank you very much. I ask the Shareholders whether there are any remarks or motions?

László Kapcsos shareholder: László Kapcsos, No. 629. Excuse me for repeating word by word the item that was read out loud by Mr. Máthé 20 seconds ago. According to the resolution proposal the Company pays HUF 74 dividend per each ordinary share from the profit of the 2007 financial year. That means Magyar Telekom would like to pay dividend again to the shareholders from the profit of the 2007 financial year. What is this new dividend? What was that You paid in 2008? It could not have been dividend, because the court in its final decision, which can not be disputed by You, rendered ineffective. Based on this You propose a HUF 74 dividend to be paid again. If this is the case, I think the shareholders are glad. Besides, I would like to indicate it here as well, that on the basis of the resolution of the Supervisory Board resolution no. 2/5 (2008.04.09.) and the report of the auditor from 2008, the voting is not valid on this proposal. Thank you.

Balázs Máthé: Thank you. For the minutes, to your latest notes we had replied several times before. My reply to your first note: your understanding is not correct, Magyar Telekom shall not pay dividend again, as I have informed you in the introduction and in the resolution proposal, and this voting is to confirm an earlier shareholders’ resolution made in April 2008. Thank you.

Chairman: Thank you. Are there any other comments? Mr. Kapcsos.

László Kapcsos shareholder: Thank you for the answer of Mr. Máthé. My understanding is, that if this can be easily misunderstood, than it is due to Your controversial and hectic information, to lax composition, and to the interesting and contradictable legal opinion which is custom tailored to your daily needs. Thank you.

Chairman: Other comments? If there are none, the voting ratio necessary for adopting this resolution is simple majority. I put the proposal to the vote.

The result of the voting: the General Meeting has adopted the Resolution with 735 537 439 affirmative votes (99.97%), 2 541 negative votes (0.00%), and 76 672 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 70.538739%, Negative: 0.000244%, Abstention: 0.007353%.)

I state that the General Meeting adopts the draft resolution in Resolution No. 9/2010 (IV.7.).

Mr. Máthé.

Balázs Máthé: Thank you. I make known the submission and resolution proposal for the repeated adoption of the resolution no. 9-17/2008 (IV.25.) rendered ineffective. According to the Companies Act and the Articles of Association it is the exclusive competence of the General Meeting to decide on the amendment of the Articles of Association. The Board of Directors proposes the amendment of the Articles of Association due to the below reasons, that are fundamentally identical with the reasons of the amendment of the Articles of Association submitted to the April 25, 2008 General Meeting.

1. Due to the change of the location of the sites of the Company some sites have to be deleted whereas others have to be included into Section 1.4. of the Articles.

2. The Statistical Classification of Economic Activities (this is the TEÁOR) was amended from January 1, 2008. Some of the new TEÁOR classification categories correspond to the former classification system and can be automatically reclassified without formal legal measures. In other cases the individual companies must make the relevant decisions by the supreme body, in our case, by the general meeting, and request the incorporation of the changes from the Company Court at the date when they first amend their registered company data but at the latest by July 1, 2008. Section 1.6. of the Articles. Due to the fact that according to the new classification system the main activity of the Company registered in the company registry before April 25, 2008 is broken down to further sub-categories it is necessary to specify the main activity in accordance with the new classification also. Depending on the decision of the General Meeting the current main activity — “Telecommunications” (this is TEÁOR code no. 6420) - can be replaced by the below classes of the new classification system: Wired telecommunications activities (6110), Wireless telecommunications activities (6120), Satellite telecommunications activities (6130), Other telecommunications activities (61.90) or Television programming and broadcasting activities (6020). All the above listed activities will be inserted in the list of activities and one of them must be specified as the main activity. The Board of Directors of the Company discussed the issue and proposed that the main activity of the Company should be Wired telecommunications activities (6110).

3. Section 1.8. of the Articles sets out the legal succession procedures due to earlier transformations of the Company. In order to complete the descriptions it is necessary to include the date of the merger of the merging companies in the text.

4. Based on the position of the Budapest Stock Exchange, Section 4.5. of the Articles has to be specified and this requirement is met by the Company with this amendment of the text.

5. The expression “management report” in Section 5.1., 6.2. (i), 7.4.1 (b) and 8.3. of the Articles has to be replaced by the expression contained in the Companies Act and the Budapest Stock Exchange Recommendations: “company governance and management report”.

6. I am sorry, no. 6. Section 7.6. of the Articles sets out the rules of keeping the minutes of Board meetings. Due to the fact that the operation of the Board is regulated by a detailed and public Rules of Procedure it is sufficient to refer to the Rules of Procedure in the Articles without specifying the detailed rules of minute keeping.

7. Section 8.4.5. of the Articles is amended for the reasons as described or said above concerning the Supervisory Board.

8. The background of the modification of the provisions regarding the Audit Committee in the Articles is that the Rules of Procedure of the Audit Committee was amended on February 15, 2008: based on these the respective provisions of the Articles have to be harmonized with the effective Rules of Procedure of the Audit Committee. This affects Section 8.7. of the Articles.

9. The national periodical that was referred to as the place of disclosure of the Company, named “Magyar Tőkepiac”, was last published in printed format before the April 25, 2008 Annual General Meeting on February 15, 2008, therefore the respective part of the Articles (Section 15.2. of the Articles) has to be deleted. The Company, in order to exclude or minimalize the risks of legal disputes due to legal uncertainties, published the announcement on the convocation of the General Meeting in the newly published copy of Magyar Tőkepiac. However, the future publication of the invitation to the General Meeting in the occasionally published Magyar Tőkepiac would expectedly not contribute at all to the notification of the shareholders on the convocation of the General Meeting or its agenda, therefore the occasional publication of the invitation in Magyar Tőkepiac would incur unnecessary costs at the Company. The deletion is further justified by the fact that the necessity of publication in the printed media is not contained in the Companies Act.

Due to the above and the fact that the Company amended Section 1.4 of the Articles of Association at its Annual General Meeting of April 2, 2009 and the Company amended Sections 1.4., 1.8., and 1., I am sorry, 15.2. of the Articles of Association at the June 29, 2009 Extraordinary General Meeting, the Board of Directors proposes that the General Meeting establishes the sections of the Articles of the Company specified previously.

Chairman: Thank you Mr. Máthé. I ask the Shareholders whether there are any other remarks or motions?

László Marosi shareholder: László Marosi, 617. It is the April 25, 2008 Articles of Association we are talking about, isn’t it. I think it is undisputable that these Articles of Association, the April 25, 2008 can not be approved if the modifications of the merger dated 2009, the new sites and branch offices listed in 2009 are marked in it. To incorporate the modifications of 2009 into the Articles of Association dated 2008 makes all latter modifications of the Articles of Association unlawful and it will come up today later on. What we are voting on is a brand new Articles of Association. Actually, there are three questions coming up on my side. First, which is the currently valid legal rule, currently valid Articles of Association? More important question, these resolutions may be adopted, but which Articles of Association? Thirdly, there were always provided a consolidated draft of the Articles of Association, which incorporated the expected modifications, and now there is not. Why has not been made a unified version, on which it could be seen? Thank you.

Balázs Máthé: You have asked at the beginning, which is the currently valid Articles of Association. I repeat my earlier answer: the Articles of Association adopted by the Extraordinary General Meeting held on June 29, 2009 and came into effect on September 30, 2009. For your first question I reply to you repeatedly, as we have informed you in the general and the concrete introduction as well, this voting is to confirm earlier shareholders’ resolutions made in April 2008. Let me note it between brackets that this kind of legally coherent time progress was not far from the judge making decision on the first instance.

Chairman: Thank you Mr. Máthé.

László Marosi shareholder: The second question was, which Articles of Association is modified by these resolutions may be adopted?

Balázs Máthé: The resolution proposal means that the shareholders confirm their decision adopted on April 25, 2008 on the modification of Articles of Association effective then.

Chairman: Thank you very much. I ask the Distinguished Shareholders to cast your votes on each individual modification proposal. The voting ratio necessary for adopting these resolutions is three-quarters majority. I propose that the General Meeting approves the following resolution proposals:

Resolution no. 1: “The General Meeting repeatedly approves the amendment of Section 1.4. of the Articles of Association in line with the submission.”

I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 735 532 049 affirmative votes (99.96%), 7 066 negative votes (0.00%), and 77 267 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 70.538222%, Negative: 0.000678%, Abstention: 0.007410%.)

I state that the Annual General Meeting adopts the draft resolution regarding the modification of Section 1.4. of the Articles of Associations in Resolution No. 10/2010 (IV.7.).

Resolution no. 2: “The General Meeting repeatedly approves the amendment of Section 1.6. of the Articles of Association in line with the submission.”

I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 735 537 789 affirmative votes (99.97%), 1 596 negative votes (0.00%), and 77 267 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 70.538772%, Negative: 0.000153%, Abstention: 0.007410%.)

I state that the Annual General Meeting adopts the draft resolution regarding the modification of Section 1.6. of the Articles of Associations in Resolution No. 11/2010 (IV.7.).

Resolution no. 3: “The General Meeting repeatedly approves the amendment of Section 1.8. of the Articles of Association in line with the submission.”

I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 735 537 519 affirmative votes (99.97%), 1 866 negative votes (0.00%), and 77 267 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 70.538746%, Negative: 0.000179%, Abstention: 0.007410%.)

I state that the Annual General Meeting adopts the draft resolution regarding the modification of Section 1.8. of the Articles of Associations in Resolution No. 12/2010 (IV.7.).

Resolution no. 4: “The General Meeting repeatedly approves the amendment of Section 4.5. of the Articles of Association in line with the submission.”

I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 735 537 789 affirmative votes (99.97%), 1 596 negative votes (0.00%), and 77 267 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 70.538772%, Negative: 0.000153%, Abstention: 0.007410%.)

I state that the Annual General Meeting adopts the draft resolution regarding the modification of Section 4.5. of the Articles of Associations in Resolution No. 13/2010 (IV.7.).

Resolution no. 5: “The General Meeting repeatedly approves the amendment of Section 5.1., 6.2. (i), 7.4.1. (b) and 8.3. of the Articles of Association in line with the submission.”

I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 735 533 457 affirmative votes (99.96%), 2 246 negative votes (0.00%), and 80 949 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 70.538357%, Negative: 0.000215%, Abstention: 0.007763%.)

I state that the Annual General Meeting adopts the draft resolution regarding the modification of Section 5.1., 6.2. (i), 7.4.1. (b) and 8.3. of the Articles of Associations in Resolution No. 14/2010 (IV.7.).

Resolution no. 6: “The General Meeting repeatedly approves the amendment of Section 7.6. of the Articles of Association in line with the submission.”

I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 735 537 789 affirmative votes (99.97%), 4 410 negative votes (0.00%), and 0 abstentions (0.00%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 70.538772%, Negative: 0.000423%, Abstention: 0.000000%.)

I state that the Annual General Meeting adopts the draft resolution regarding the modification of Section 7.6 of the Articles of Associations in Resolution No. 15/2010 (IV.7.).

Resolution no. 7: “The General Meeting repeatedly approves the amendment of Section 8.4.5. of the Articles of Association in line with the submission.”

I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 735 540 053 affirmative votes (99.97%), 2 246 negative votes (0.00%), and 74 353 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 70.538990%, Negative: 0.000215%, Abstention: 0.007131%.)

I state that the Annual General Meeting adopts the draft resolution regarding the modification of Section 8.4.5. of the Articles of Associations in Resolution No. 16/2010 (IV.7.).

Resolution no. 8: “The General Meeting repeatedly approves the amendment of Section 8.7. of the Articles of Association in line with the submission.”

I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 735 538 553 affirmative votes (99.97%), 3 096 negative votes (0.00%), and 75 003 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 70.538846%, Negative: 0.000297%, Abstention: 0.007193%.)

I state that the Annual General Meeting adopts the draft resolution regarding the modification of Section 8.7. of the Articles of Associations in Resolution No. 17/2010 (IV.7.).

Resolution no. 9: “The General Meeting repeatedly approves the amendment of Section 15.2. of the Articles of Association in line with the submission.”

I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 735 538 553 affirmative votes (99.97%), 1 596 negative votes (0.00%), and 75 003 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 70.538846%, Negative: 0.000153%, Abstention: 0.007193%.)

I state that the Annual General Meeting adopts the draft resolution regarding the modification of Section 15.2. of the Articles of Associations in Resolution No. 18/2010 (IV.7.).

Mr. Máthé.

Balázs Máthé: Thank you. I make known the submission and resolution proposal for the repeated adoption of resolution 18/2008 (IV.25.) rendered ineffective. According to the Companies Act the Supervisory Board establishes its own Rules of Procedure that is approved by the supreme body, in our case by the general meeting of the company. Certain references to laws were incorporated in the Rules of Procedure of the Supervisory Board based on which the Supervisory Board can carry out its supervisory duties as the Supervisory Board is committed to increase its efficiency and compliance of the Company with the rules of the stock exchange… regarding this. References to the golden share were deleted form the text. The verbatim resolution proposal:

“The General Meeting repeatedly approves the amended and restated Rules of Procedure of the Supervisory Board with the modifications set out in the submission.”

Chairman: Thank you very much. I ask the Shareholders whether there are any remarks or motions?

Pál Kustra shareholder: Pál Kustra box No. 631. At the general provisions, under section 1.2. you have included that the Supervisory Board may engage external experts. I have told you at the general meeting held in 2008 what the hidden goal was with this. You have communicated since February 2006, that the investigation of White & Case is lead by the Audit Committee. However the Audit Committee is part of the Supervisory Board and pursuant to the Articles of Association the Audit Committee could not have been able to retain external expert for any kind of investigation. So there is a problem with it. Now you want to legalize again something, how can I say, what you have told us for nearly two years, but it was not true, that the investigation is in the scope of the Audit Committee and therefore I do not recommend to the shareholders to vote for this point, because of this, how can I say, irregular or false conveyance of information what Magyar Telekom published since February 2006 is the basis and they wanted to legalize the contract with White & Case, that may fall in the competence of the Audit Committee. Thank you.

Balázs Máthé: Thank you. May I briefly respond?

Chairman: Please do.

Balázs Máthé: For your remark or question: it is not hidden, but real aim of introducing this provision, is that the Supervisory Board, which oversees the management in the interest of the shareholders will be able to proceed alone referring to external experts if needed. Obviously in case of a sizable and complex Company like this, in financial, legal and other matters the Supervisory Board may need external expert to rely on when forming its opinion, furthermore it is their duty, if they do not have the adequate expertise in a given narrow special field. Accordingly, the general meeting, practically the shareholders want to avoid that the management could limit the authority of the Supervisory Board through financial means, of which, I repeat it again, the substance and aim is to oversee the management in the interest of the shareholders. This is the aim and nothing else. I may indicate it again, that Mr. Kustra has no obligation to reason his vote. Thank you.

Chairman: Thank you very much.

Pál Kustra shareholder: Pál Kustra, No. 631. I reason my votes in order to inform other shareholders about what You have done in the past. And that you have provided false information and it was against the Articles of Association, that the Audit Committee conducted this investigation and sometime in 2006 it was approved that the Chairman of the Audit Committee will confirm and transfer these amounts to White & Case and to the others, this was against the Articles of Association. The answer of Mr. Máthé did not refer to my question but this was not the first time today.

Chairman: Thank you for the comment. Yes, please.

László Kapcsos shareholder: Thank you Mr. Chairman. Box No. 629 and I am László Kapcsos, My question fits this circle as in the answer there was a statement on the Supervisory Board and who is bearing the financial assets and so on and so on. During my previous comments and remarks Mr. Máthé has referred to our different legal opinions, Magyar Telekom states, that to confirm or revote on the cancelled shareholders’ resolutions of the annual general meeting of 2007, those resolutions, made in 2007 are enough. If this is our initial thesis, than my question would be why did not provide Magyar Telekom for the shareholders of that general meeting an announcement, why did you not publish at the conveyance of this meeting that the shareholders bore the right of vote at the April 25, 2008 general meeting may vote on the cancelled resolutions of the April 25, 2008 annual general meeting? My question is half way poetic, I think you can not answer on its merits and I would like to emphasise that you want to take a confirmatory voting for the resolutions of 2008, on the basis of the 2008 submissions, proposals, the Supervisory Board, the audit, the supporting auditor now with the vote of shareholders, who are not identical with the ones voted in this room on April 25, 2008, and you committed a substantial breach of law. Thank you.

Balázs Máthé: Although You have qualified your question as poetic Mr. Kapcsos, but I would answer it. Ultimately we do not agree. I would not go into an excursus of legal dogma, what is the company what is the community of the shareholders and how can be the general meeting the same even if the shareholders are not the same ones, but let’s not go into details. You were not reluctant to go to court with your own approach. I am sure you will do it again and we will defend our own approach in the interest of all shareholders, in order to be able to pay dividend and so on amongst others. Thank you.

Chairman: Thank you very much.

László Kapcsos shareholder: Thank you for Mr. Máthé’s answer. It was wider then I thought, therefore I have to respond. I would like to inform Mr. Máthé, but You do know it, that not only a court proceeding can block Your unlawful steps. Thank you.

Chairman: If there are no other remarks or questions, I ask the Shareholders to vote. The voting ratio necessary for adopting this resolution is simple majority. I put the proposal to the vote.

The result of the voting: the General Meeting has adopted the Resolution with 735 539 728 affirmative votes (99.97%), 2 516 negative votes (0.00%), and 74 353 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 70.538958%, Negative: 0.000241%, Abstention: 0.007131%.)

I state that the General Meeting adopts the draft resolution in Resolution No. 19/2010 (IV.7.).

Balázs.

Balázs Máthé: Thank you. I make known the submission and resolution proposal on the confirmation and approval of acting as the member of the Board on the basis of resolution no. 19 and 20/2008 (IV.25.) rendered ineffective. Mr. Gregor Stücheli and Mr. Lothar Alexander Harings were elected to the Board of Directors by the General Meeting held on April 25, 2008. Though resolutions no. 19 and 20/2008 (IV.25.) regarding their election were rendered ineffective, the Board membership of Mr. Gregor Stücheli and Lothar Alexander Harings was terminated on April 2, 2009 therefore their re-election is not necessary. However, Mr. Gregor Stücheli and Mr. Lothar Alexander Harings acted as the members of the Board between April 25, 2008 and April 2, 2009, therefore the Company must confirm and approve that Mr. Gregor Stücheli and Mr. Lothar Alexander Harings acted as the members of the Board between April 25, 2008 and April 2, 2009. The verbatim resolution proposals:

“The General Meeting confirms and approves that Mr. Gregor Stücheli acted as the member of the Board of Directors between April 25, 2008 and April 2, 2009.”

“The General Meeting confirms and approves that Mr. Lothar Alexander Harings acted as the member of the Board of Directors between April 25, 2008 and April 2, 2009.”

Chairman: Thank you very much. I ask the Shareholders whether there are any remarks or motions?

László Marosi shareholder: László Marosi 617. There is a little confusion there. When I ask how Mr. Stücheli and Mr. Harings could act as a member of the Board of Directors then the resolutions electing them were rendered ineffective by the court? At present, there are no resolutions, with which the so called members of the Board were elected, and then how can approve the current general meeting the procedure of the not validly elected officials? Thank you.

Chairman: Other question, comments? Do you want to respond? Good.

Balázs Máthé: As we described in the introduction our point of view is that the resolutions were rendered ineffective with effect by 7th July, 2009 by the court that is after that period.

Chairman: Thank you very much. If there are no other remarks, I ask the Distinguished Shareholders to cast your votes on each individual proposal. The voting ratio necessary for adopting this resolution is simple majority.

“The General Meeting confirms and approves that Mr. Gregor Stücheli acted as the member of the Board of Directors between April 25, 2008 and April 2, 2009.”

I put the proposal to the vote.

The result of the voting: the General Meeting has adopted the Resolution with 735 533 028 affirmative votes (99.96%), 9 216 negative votes (0.00%), and 74 353 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 70.538316%, Negative: 0.000884%, Abstention: 0.007131%.)

I state that the General Meeting adopts the draft resolution in Resolution No. 20/2010 (IV.7.).

“The General Meeting confirms and approves that Mr. Lothar Alexander Harings acted as the member of the Board of Directors between April 25, 2008 and April 2, 2009.”

I put the proposal to the vote.

The result of the voting: the General Meeting has adopted the Resolution with 735 533 028 affirmative votes (99.96%), 7 716 negative votes (0.00%), and 75 853 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 70.538316%, Negative: 0.000740%, Abstention: 0.007274%.)

I state that the General Meeting adopts the draft resolution in Resolution No. 21/2010 (IV.7.).

Mr. Máthé.

Balázs Máthé: Thank you. I make known the submission and resolution proposal on the confirmation and approval of acting as the member of the Supervisory Board on the basis of resolution no. 21/2008 (IV.25.) rendered ineffective. Zsoltné Varga, as an employee representative, was elected to the Supervisory Board (until May 31, 2010) by the General Meeting held on April 25, 2008. Resolution 21/2008 (IV.25.) regarding the election of Zsoltné Varga was rendered ineffective, however, she acted as the member of the Supervisory Board, therefore the Company must confirm and approve this. The resolution proposal published previously contained that the General Meeting confirms and approves that Zsoltné Varga acted as the member of the Supervisory Board from April 25, 2008 until this date. However, Zsoltné Varga acted as the member of the Supervisory Board only until March 22, as the Company received on March 22, 2010 the decision of the Supreme Court rejecting the excuse, as a result of which the judgment of the Metropolitan Court, rendering the resolutions of the general meeting (including the resolution electing Zsoltné Varga as the member of the Supervisory Board) dated April 25, 2008 ineffective, became final. Taking this into account, this resolution proposal is an amended version of the originally published resolution proposal. The verbatim resolution proposal:

“The General Meeting confirms and approves that Zsoltné Varga acted as the member of the Supervisory Board from April 25, 2008 until March 22, 2010.”

Chairman: Thank you very much. Are there any questions, remarks?

László Marosi shareholder: László Marosi 617. the problem is similar to as was earlier. Zsoltné Varga member of Supervisory Board is still not validly elected and she was acting allegedly as a member supposedly also she was not elected by the 25th April 2008 from to today, as the member of Supervisory Board, or till March. On the basis of this resolution she could not do it though nothing can be done with giving her an ex-post approval. Thank you.

Chairman: Thank you for the comment.

Balázs Máthé: Briefly, my answer is similar. Our clear position presented in the introduction that the membership of Zsoltné Varga temporarily ceased with effect from 7th of July 2009, but after closing the depending situation existing from 2009 on 22nd of March 2010 what is now the general meeting will also restore it again later. Thank you.

Chairman: Thank you very much. If there are no other remarks, I ask the Distinguished Shareholders to vote. The voting ratio necessary for adopting this resolution is simple majority. I put the proposal to the vote.

The result of the voting: the General Meeting has adopted Resolution with 735 535 528 affirmative votes (99.96%), 6 716 negative votes (0.00%), and 74 353 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 70.538556%, Negative: 0.000644%, Abstention: 0.007131%.)

I state that the General Meeting adopts the draft resolution in Resolution No. 22/2010 (IV.7.).

Chairman: Mr. Máthé.

Balázs Máthé: Thank you. I make known the submission and resolution proposal on the confirmation and approval that the auditor acted as an auditor and its fee for Y2008 on the basis of resolution no. 22/2008 (IV.25.) rendered ineffective.

The April 25, 2008 General Meeting elected PricewaterhouseCoopers Kft (1077 Budapest, Wesselényi u. 16.; auditor’s registration no: 001464), personally Márta Hegedűsné Szűcs as registered auditor (Chamber membership number: 006838; Address: 2071 Páty, Várhegyi u. 6.; mother’s maiden name: Julianna Hliva), and in case she is incapacitated Margit Gyurikné Sós (chamber membership number: 003662, mother’s maiden name: Margit Varró, address: 1041 Budapest, Bercsényi u. 11.) to carry out the audit activities until the general meeting that closes the business year of 2008. Besides, the General Meeting approved HUF 72,000,000 + VAT + max 5% related costs + VAT (excluding the audit of internal controls as required by the Sarbanes-Oxley Act of 2002), to be the Auditor’s annual compensation for the year 2008, covering the audit of the annual financial statements of the Company prepared in accordance with the Hungarian Accounting Act and also the audit of the annual consolidated financial statements of the Magyar Telekom Group prepared in accordance with International Financial Reporting Standards (IFRS).

Due to the fact that the assignment of the auditor was terminated on April 2, 2009 due to having performed the relevant duties it is not necessary to re-elect the auditor. Due to the fact that PricewaterhouseCoopers Kft. and Márta Hegedűsné Szűcs (or if she was incapacitated Margit Gyurikné Sós) as the personally responsible auditor acted as the auditor of the Company until April 2, 2009 with regard to Y2008, in order to exclude or minimalize any further problems regarding the resolution the Company must confirm and approve that PricewaterhouseCoopers Kft. and Mária Hegedűsné Szűcs, I am sorry, Márta Hegedűsné Szűcs, or if she was incapacitated Margit Gyurikné Sós, as the personally responsible auditor acted as the auditor of the Company until April 2, 2009 with regard to Y2008 for the above fee.

The respective proposal of the Audit Committee has been published in the general meeting preparatory materials. Based on the above submission, the verbatim resolution proposal:

“The General Meeting confirms and approves that PricewaterhouseCoopers Kft. (1077 Budapest, Wesselényi u. 16.; auditor’s registration no: 001464), personally Márta Hegedűsné Szűcs as registered auditor (chamber membership number: 006838; address: 2071 Páty, Várhegyi u. 6.; mother’s maiden name: Julianna Hliva) acted until April 2, 2009 for year 2008 as the auditor of the Company. The General Meeting confirms and approves that if Márta Hegedűsné Szűcs was incapacitated Margit Gyurikné Sós (chamber membership number: 003662, mother’s maiden name: Margit Varro, address: 1041 Budapest, Bercsényi u. 11.) acted as the responsible auditor of the Company.

The General Meeting confirms and approves that HUF 72,000,000 + VAT + max 5% related costs + VAT (excluding the audit of internal controls as required by the Sarbanes-Oxley Act of 2002), to be the Auditor’s annual compensation for the year 2008, covering the audit of the annual financial statements of the Company prepared in accordance with the Hungarian Accounting Act and also the audit of the annual consolidated financial statements of the Magyar Telekom Group prepared in accordance with International Financial Reporting Standards (IFRS).”

Chairman: Thank you very much. Are there any questions, remarks?

Pál Kustra shareholder: Anyway Pál Kustra, sorry box 631. So now we are confirming that someone signed something between 2008 and April 2009 or if by chance it was not signed by him his deputy signed something. It’s a bit grotesque, and it is likely that this is all going to be in such an interesting story which has not occurred in this country. But it is not why I started speaking but in 2008 I also said that according to the Manager Magazin the PwC ignited this investigation because the Magyar Telekom wanted to replace it. At that time Mr. Máthé promised and in 2008 it was recorded in the minute to give me the answer concerning if an internal tender for the selection of an auditor started and the tender was made impossible by the investigation that is why they wanted to finish it. I received more information about that Deutsche Telekom introduced the new financial auditor of Magyar Telekom to the financial managers on a ship named Spoon. Mr. Máthé have you looked after finally and would you respond whether there was such internal tender which was finished for the sake of the investigation?

Balázs Máthé: I think it is double déja vu feeling because this is an issue raised in the meeting before the last one which was answered in writing for You, which you also cited on the last general meeting when we conducted a constructive doctrinal discussion about examining the consciousness-content of the company. Anyway so if I understand You are going to vote ‘no’ and once again you have given the reason.

Chairman: Thank you.

Pál Kustra shareholder: Yes it was two general meetings ago as I said earlier when I asked for the first time this thing and then you promised to look after it. You have not responded the questions in writing either. Then I raised again at last year’s general meeting and I did not receive a substantive answer at that time either but you scientifically hid from responding the question. But this is a conventional thing from You. I just wonder that you are the leading legal counsel of Magyar Telekom. Because if you a legal counsel of a nameless Hungarian Ltd. I would understand this point of view. But if Magyar Telekom once makes a promise, it should answer honestly. But I carry on.

Balázs Máthé: Excuse me, but let me respond for the record. We have sent You a written answer. This is quoted by us and You quoted it last year the minute can be checked.

Pál Kustra shareholder: I have quoted that the answer was no answer, and it is not the answer that suits to the promise. But move on. Now You want to choose the auditor for 2008. But my knowledge of the Accounting Act states that an auditor can only be elected in any given year. Therefore Magyar Telekom could not do at the time in 2006 so to speak abandon the auditor in 2006 retroactively for 2005. So the Accounting Act is still in force now and with my understanding if it’s true you wish to apply an illegal decision. Anyway in relation with the auditor its duty would be to watch that the management and the Board shall act on the internal rules. And the auditor should have seen that the January 2006 White & Case’s contract was not concluded by the statutes. So once again ask the auditor: was not he concerned about the contract? Thank you.

Balázs Máthé: I am asking the auditor if they want to respond to this? No.

Chairman: OK, good. Thank you very much for comment. One more, good.

László Marosi shareholders: László Marosi 617. This is an interesting situation as the final court decision ruled that the auditor was not validly elected. Now this resolution proposal for decision is not remedied is not a valid substitute for the election of a mandate, therefore, in my view this is unlawful and void. The Magyar Telekom fulfilled a HUF 72 million payment under a void contract. I am asking therefore who is responsible for it?

Balázs Máthé: Obviously, without repeating our position represented in the introduction the Magyar Telekom fulfilled the payment on the basis of a valid contract contrary to Your position.

Chairman: Thank you very much.

László Marosi shareholder: I would ask only in order to make all shareholders fully aware with their decision before taking the decision if say the general meeting did not accept this proposal in this way afterwards what would happen?

Balázs Máthé: That is an interesting idea. There would not be a problem at all, as my … as we pointed out in the introduction this is a ratification on decision to exclude respectively minimize of the legal risks that You represent. As we indicated the decision which elected an auditor carried on the 25th of April 2008 was in full force until the 7th of July 2009. Based on the content of the decision the mandate terminated automatically on 2nd of April 2009 accordingly more than three months prior to 7th of July because the year 2008 annual general meeting was held at that time. This is our point of view. Thank you.

Chairman: Thank you very much. Thank you for your comments. Now I ask the Shareholders to vote. The voting ratio necessary to decision making: a simple majority. The vote on the proposal.

Pál Kustra shareholder: I would like make a comment. Pál Kustra box 631. The fact that You do not answer my questions properly I thought the two gentlemen seated there at the table is one thing. I have asked PricewaterhouseCoopers a question and I do not know whether there is a representative here to answer the question if they saw the contract concluded in January 2006 and found it in compliance with the Articles of Association? Thank you.

Balázs Máthé: According to the relevant laws there are fairly specific rules concerning what sort of information, report are given by the auditor to the general meeting. The auditor is going to do it today in accordance with the agenda. Anyway reasonably with equity because there is no legal obligation on the auditor so when they think they can tell you as same as any shareholder can. Thank you.

Chairman: Thank you very much. Now I put it to the vote. The voting ratio necessary to the resolution...

Pál Kustra shareholder: Excuse me, excuse me. I did not know that Mr. Máthé has been working for PricewaterhouseCoopers in the meantime. I asked them this question.

Balázs Máthé: It is my duty to inform Shareholders about the relevant rules. You asked a question I gave information about what this issue means in legal context and what the obligations of the auditor are. I thought it was the relevant answer but I apologize if You did not find it so.

Chairman: I think it is a relevant answer. Thank you very much. I put the proposal to the vote now. The voting ratio necessary for adopting this resolution is simple majority.

The result of the voting: the General Meeting has adopted the Resolution with 734 943 786 affirmative votes (99.88%), 593 126 negative votes (0.08%), and 78 740 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 70.481807%, Negative: 0.056881%, Abstention: 0.007551%.)

I state that the General Meeting adopts the draft resolution in Resolution No. 23/2010 (IV.7.).

2. Report of the Board of Directors on the management of Magyar Telekom Plc., on the business operation, on the business policy and on the financial situation of the company and Magyar Telekom Group in 2009

Chairman: Please allow me to verbally outline the Report of the Board of Directors on the management of Magyar Telekom Plc., on the business operation, on the business policy and on the financial situation of the company and Magyar Telekom Group in 2009 - being informative and containing no resolution proposal - prepared for this agenda item in the English language.

The Chairman makes known the Report of the Board of Directors on the management of Magyar Telekom Plc., on the business operation, on the business policy and on the financial situation of the company and Magyar Telekom Group in 2009.(1)

Chairman: Thank you for your attention. A the General Meeting lasts three hours, I propose and order a 15 minutes break. This means that we will continue at 13 o’clock 10 minutes.

(1) Attached as annex.

After the break, the Chairman continues the General Meeting: Welcome back, let us continue the General Meeting, we enter 1:14. p.m. in the Minutes as the time of continuing the meeting. Are there any comments or questions regarding the previous agenda item? If you have none I continue with the third agenda item … there is a question.

Pál Kustra shareholder: Pál Kustra, box 631. When I was trying to find the costs of the investigation in the Magyar Telekom 20-F reports I found an interesting thing in the Y2008 report. The story just briefly: a lawsuit was filed against T-System Hungary, a subsidiary of Magyar Telekom, due to a sum of HUF 19 million receivables. The company was terminated in the meantime and it was merged into a subsidiary, into IQSYS, according to the announcement. This BKV story is interesting because in 2008 BKV terminated the IT service contract with Magyar Telekom and IQSYS, that was concluded until 2011 for HUF 3 billion per year. This represented approx. HUF 11 billion revenue loss in the past years. Regőczi, I think all of you know the name, gave an interview as the communication director of BKV and said that it took place on January 18, 2008 and that BKV will be able to reduce the price of the relevant services with 20-25%. The report also contains that on April 30, 2008 IQSYS concluded an amendment of contract with BKV that was valid at least until the end of 2008 and the parties were in the middle of further negotiations and then Magyar Telekom filed a criminal report with the authorities. It is not clear who challenges whom and in what case. What happened with the BKV contract since the 2008 20-F report as I did not see anything in the 2009 20-F report? Is the contract between IQSYS and BKV valid? What is the relation of the January 2, 2008 Telekom announcement and the above? Who and how convinced the managers of BKV to amend the contract in 2008? Thank you.

Balázs Máthé: I try to answer though it was a long question. So, if I am right, now we are discussing the report of the Board of Directors for 2009. Let me excuse myself but I do not recall every single line of the Y2008 20-F report. As far as the lawsuit is concerned there was a section in the BKV contract, in line with the general practice, that BKV has the opportunity to terminate the contract with extraordinary termination if the service provider is terminated. We reported the case to the authorities because our internal investigation came to the conclusion that the company was terminated due to willful internal activities. Concretely, they waited until a debt expired, they received the notification, filed it but they did nothing, they did not inform the management and they did the same with the decree issued by the court. That is all I can add to the lawsuit. So we made a criminal report to the authorities due to the previously described acts. To be honest, I do not know anything about currently valid contracts with BKV. I don’t know whether the Chairman or the CFO wants to add anything to that.

Thilo Kusch: Yes, I think we still have a relationship, a new relationship with BKV, but that contract was definitely broken and we later on filed a lawsuit against this, because we did not feel that was appropriately, kind of, finalized.

Chairman: I do not want to improvise here and now. We promise to answer you in writing about the current status of affairs with BKV. Thank you.

László Kapcsos shareholder: 629, László Kapcsos. I have a simple, or a very-very simple question for You. What is the current registered capital and the number of shares of the company. Thank you.

Chairman: What is the registered capital.

László Kapcsos shareholder: Yes, yes. And Mr. Mattheisen made a statement about the number of shares many hours before. I request him to repeat this.

Chairman: Once again?

László Kapcsos shareholder: So at the very beginning of the general meeting or at the ceremony You called general a statement was given regarding the number of shares, I would like you to repeat it.

Chairman: Good, than the registered capital of the company is HUF 104 247 254 300, i.e. just a second OK, which consists of HUF 46 008 065 300 cash and HUF 58 266 189 000 contribution in kind. The registered capital of the company consists of 1 042 742 543 “A” series ordinary shares each having a nominal value of HUF 100. Other questions?

László Kapcsos shareholder: No. 629, László Kapcsos. We heard a different number at the beginning of the general meeting. 1 041 239 002 pieces. My question is, that is why I asked, I do not understand the difference.

Balázs Máthé: We do not vote with the treasury shares, although it is part of the total number. The Chairman read out at the beginning the number of shares who can vote, we calculate the number based on this. So the treasury shares are non-voting shares, this is important, this is the solution Mr. Kapcsos.

Chairman: Thank you very much. If there are no more comments, we will continue wit agenda item no. 3.

3. Decision on the approval of the 2009 consolidated annual financial statements of the Company prescribed by the Accounting Act according to the requirements of the International Financial Reporting Standards (IFRS); presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor

Chairman: I make known that in accordance with the provisions of the Accounting Act, the Company shall prepare an Annual Report and as a parent company, a consolidated Financial Report to be approved — according to the Companies Act and the Articles of Associations - by the General Meeting. In line with the provisions of the Accounting Act, the 2009 Consolidated Financial Statement of Magyar Telekom has been prepared according to the International Accounting Standards. PricewaterhouseCoopers Kft. audited the Report and certified it as authentic. Subsequent to the General Meeting Magyar Telekom Nyrt. deposits and discloses its reports in compliance with the provisions of the Accounting Act and the relevant regulations. I request dr. László Pap, Chairman of the Supervisory Board to outline the essence of the Supervisory Board’s Report related to this agenda item verbally.

dr. László Pap: Distinguished Shareholders! The Supervisory Board’s report prepared for the General Meeting is included in whole in the disclosed documents and in the handout has been distributed to the shareholders. The Supervisory Board, with the involvement of the Audit Committee and the independent external auditor, discussed the 2009 consolidated annual financial statements of the Company prescribed by the Accounting Act according to the requirements of the International Financial Reporting Standards, as endorsed by the EU to be submitted to the General Meeting by the Board of Directors, and the proposal of the Board of Directors for their acceptance. In the opinion of the Supervisory Board, the financial statements are in compliance with the prescriptions of the law, the Supervisory Board agrees with their content. The Supervisory Board proposes to the General Meeting for approval the 2009 consolidated annual financial statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards, as endorsed by the EU with Balance Sheet Total Assets and Profit after tax in accordance with the proposal of the Board of Directors and the Audit Committee.

Chairman: Thank you Mr. Pap. I request dr. János Illéssy, Chairman of the Audit Committee to make known the essence of the Audit Committee’s Report related to this agenda item.

dr. János Illéssy: Distinguished Shareholders, Mr. Chairman! The Audit Committee’s report prepared for the General Meeting is included in whole in the disclosed documents and in the handout has been distributed to the Distinguished Shareholders. The Audit Committee reviewed the 2009 consolidated annual financial statements prescribed by the Accounting Act according to the requirements of the International Financial Reporting Standards (English abbreviation: IFRS), as endorsed by the EU to be submitted to the General Meeting by the Board of Directors, the proposal of the Board of Directors for their acceptance, and listened to the relevant report of the independent external auditor. The Audit Committee, based on its annual activity, own investigations and the report of the independent external auditor, agrees with the content of the financial statements and with the proposal. The Audit Committee proposes to the General Meeting for approval the 2009 Consolidated Financial Statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards (IFRS), as endorsed by the EU including Balance Sheet Total Assets of HUF 1,166,377 million and Profit after tax HUF 93,253 million. Thank you.

Chairman: Thank you Mr. Illéssy. I request Hegedűsné Márta Szűcs representative of the Auditor, to verbally outline the essence of the Auditor’s Report on the Y2009 Consolidated financial statements of the Magyar Telekom Group as prescribed by the Accounting Act according to the International Financial Reporting Standards, as endorsed by the EU as regards to this item on the agenda.

Hegedűsné Márta Szűcs: Thank you very much. Distinguished Shareholders! PricewaterhouseCoopers has audited the 2009 consolidated annual report of the Croup about which our detailed report is included in the written handouts distributed to Shareholders. The report has been signed by me and Mr. Manfred Krawietz, who is also present, on behalf of our company. As a result of the audit, we have issued an unqualified opinion, a brief summary of which is as follows: During our work we have audited the components and disclosures along with the underlying accounting records and supporting documentation in the consolidated financial statements of Magyar Telekom Nyrt. in accordance with Hungarian and International Standards on Auditing and, on the basis of our audit work, we have gained sufficient and appropriate evidence that the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU. In our opinion, the accompanying financial statements give a true fair view of the financial position of Magyar Telekom as of 31 December 2009, and of the results of its operation for the year then ended in accordance with international Financial Reporting Standards as adopted by the EU. The business report is consistent with the disclosures in t he financial statements. Based on the auditing, we propose to the General Meeting for approval the report. Thank you.

Chairman: Thank you very much. I open the discussion of the agenda item. Let me ask shareholders to ask their questions.

Pál Kustra shareholder: Pál Kustra, box 631. First, let me thank your answer that you promised in writing to the BKV issue with IQSYS. Let me also ask you to specify how and when the transformation took place and how did the 51%s T-Systems Hungary, having the subsidiary of IQSYS, became a 100% owned Magyar Telekom company, because it is not clear from the documents. My next question is the following: you say that the Y2009 financial data is based on the EU standards and others. We know that there is a settlement discussion between Magyar Telekom and the DoJ, the U.S. Department of Justice. Are there any rules that the amount of the provision for the amount what you will expectedly pay to the U.S. Department of Justice to indicate it in the 2009 financial statements? Thank you.

Thilo Kusch: So let me answer this. I mean the same rules, as for any provisions, apply here. If you have a, well, a certainty, that a potential penalty has to be paid, and you can judge the size, then you can do a provision. Both things are currently not really true. I.e. it can be that there is a penalty and settlement discussions, but it can also be the case that there is not. And the size is also not really predictable and for this reason there is no provision included for any settlement, fines or payments to the American Government.

Chairman: Thank you Thilo.

Pál Kustra shareholder: Thank you for the answer. Pál Kustra, box no. 631. So I took the liberty of asking, because White & Case submitted its final report in the end of November, 2009. So than the report has been submitted, so from that one could conclude that that this so-called settlement agreement, that payment must be made to the U.S. Department of Justice or no. One of my questions is: what is the status of these negotiations? So how much do You want to spend from the shareholders’ money to stop the investigation of the U.S. Department of Justice? And I have a further question: is there a secret Board of Directors resolution adopted at Magyar Telekom since January, 2008? Thank you.

Chairman: I request Mr. Balázs Máthé to answer the question.

Balázs Máthé: I am sorry, I missed the second question, but I will get back to it. The first question, naturally, as we disclosed based on the applicable practice, we aim to achieve an out of court settlement with the U.S. Department of Justice and the U.S. Securities and Exchange Commission. The current status is that we have reasons to hope that we meet and start negotiations in substance with them within weeks. We are not able to give an estimate on the end result, and the timeframe of this procedure, of this series of negotiations. That is what we have disclosed. Naturally, this is not in our hands, this is an authority procedure, which has jurisdiction and competence with respect to Magyar Telekom Nyrt. regarding the ADRs traded at the New York Stock Exchange. Sorry, I did not hear, did not understand the second question. Can anyone help me? Board resolution? [Discussion not told into the microphone.] Naturally there are Board resolution passed. Secret was not passed. If secret would have been passed, that would obviously be secret, but no secret was passed.

Chairman: Thank you Balázs. Thank you. Mr. Kustra.

Pál Kustra shareholder: I did not think, sorry, Pál Kustra, box no. 631. I did not think about a resolution which has not seen by anyone. I thought about a resolution which have been voted for, and for some reason it has been qualified as secret, and it is not accessible through the appropriate channels, it is not filed with the Court of Registry etc. Otherwise, I do know that you have problems with the U.S. Department of Justice, because the new Government led by Obama relieved certain leaders of the DoJ and only after their replacement could or can the DoJ start the negotiations with You. But it is interesting that why these leaders have been relieved? What did they commit, or in connection with the investigation, when this investigation started, what was the purpose of the U.S. Government with this? I have a theory about what really happened. But I do not want to bother You with this for the time being.

Chairman: Very briefly.

Balázs Máthé: Very briefly. The first is the concrete question. There are so-called closed meetings of the Board of Directors, and there are regular meetings of the Board of Directors. Obviously, if resolutions adopted at both meetings, those are accessibly, pursuant to the applicable laws and internal regulations to the relevant bodies or persons, including — not an exhaustive list: the auditor, the Supervisory Board, the Audit Committee. The general meeting resolutions must be filed with the Court of Registry. As far as the second question — why Mr. Obama replaced the leaders of the Department of Justice — I can’t react in substance. Thank you.

Chairman: And this is not the right place and time for speculation, I think. If there are no other remarks, I make known the resolution proposal:

“The General Meeting approves the 2009 Consolidated Financial Statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards (IFRS), as endorsed by the EU including Balance Sheet Total Assets of HUF 1,166,377 million and Profit for the year of HUF 93,253 million.”

The voting ratio necessary for adopting this resolution is simple majority. I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 735 533 889 affirmative votes (99.97%), 1 146 negative votes (0.00%), and 74 353 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 70.538398%, Negative: 0.000110%, Abstention: 0.007131%.)

I state that the General Meeting adopts the draft resolution in Resolution No. 24/2010 (IV.7.).

4. Decision on the approval of the 2009 annual stand alone financial statements of the Company prepared in accordance with requirements of the Accounting Act (HAR); presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor

Chairman: Magyar Telekom Nyrt.’s Y2009 stand-alone financial report was prepared according to the requirements of the Accounting Act and its approval, according to the Companies Act and the Articles of Association, falls into the exclusive competence of the General Meeting. The 2009 Financial Report of Magyar Telekom Nyrt. is submitted for discussion by the Board of Directors in line with the submission. The report was audited by PricewaterhouseCoopers Kft.. and was certified as authentic. I request dr. László Pap, Chairman of the Supervisory Board to outline the essence of the Supervisory Board’s Report related to this agenda item verbally.

dr. László Pap: Distinguished Shareholders! The Supervisory Board, with the involvement of the Audit Committee and the independent external auditor, discussed the 2009 annual stand alone financial statements prepared in accordance with requirements of the Accounting Act to be submitted to the General Meeting by the Board of Directors, and the proposal of the Board of Directors for their acceptance. In the opinion of the Supervisory Board, the above mentioned financial statements are in compliance with the prescriptions of the law, the Supervisory Board agrees with their content. The Supervisory Board proposes to the General Meeting for approval the 2009 annual stand alone financial statements of the Company prepared according to the Hungarian Accounting Regulations with Balance Sheet Total Assets and Profit after tax in accordance with the proposal of the Board of Directors and the Audit Committee.

Chairman: Thank you Mr. Pap. I request dr. János Illéssy, Chairman of the Audit Committee to make known the essence of the Audit Committee’s Report related to this agenda item verbally.

dr. János Illéssy: Distinguished Shareholders! The Audit Committee reviewed the 2009 annual stand alone financial statements prepared in accordance with requirements of the Accounting Act (abbreviation in English: HAR) to be submitted to the General Meeting by the Board of Directors, the proposal of the Board of Directors for their acceptance, and further listened to the relevant opinion of the independent external auditor. The Audit Committee, based on its annual activity, own investigations and the report of the independent external auditor, agrees with the content of the above financial statements. The Audit Committee proposes to the General Meeting for approval the Y2009 Annual Report of the Company prepared according to the Hungarian Accounting Regulations, including Balance Sheet Total Assets of HUF 968,412 million and After-tax Net Income of HUF 74,227 million. Thank you.

Chairman: Thank you, too. I request Hegedűsné Márta Szűcs, representative of the Auditor, to verbally outline the essence of the Auditor’s Report prepared in relation to the Y2009 stand alone Financial Report.

Hegedűsné Márta Szűcs: Distinguished Shareholders! PricewaterhouseCoopers has audited the 2009 stand alone annual report of the Company in addition to the auditing of the consolidated report of the Magyar Telekom Group and we issued an unqualified opinion. Our report is also included in the written handouts distributed to Shareholders, while the summary of which is provided as follows: During our work we have audited the components and disclosures along with the underlying accounting records and supporting documentation in the financial statements of Magyar Telekom Nyrt. in accordance with the Hungarian and International Standards, on auditing and, on the basis of our audit work, we have gained sufficient and appropriate evidence that the financial statements have been prepared in accordance with the provision of the accounting law and with accounting principles generally accepted in Hungary. In our opinion, the accompanying financial statements give a true and fair view of the financial position of Magyar Telekom Nyrt. as of 31 December 2009, and of the results of its operations for the year then ended. The business report is consistent with the disclosures in the financial statements. Based on the auditing, we propose to the General Meeting for approval the report. Thank you very much.

Chairman: Thank you very much. I open the floor for discussion and request Shareholders to ask their questions and make their comments, motions.

Pál Kustra shareholder: Pál Kustra, box 631. Looking at the figures I did not find any revenues in 2009 for international traffic. Maybe I am wrong or it is hidden somewhere. How much revenue was generated by Magyar Telekom in 2009 from the international cooperation agreements? These agreements are called interconnection agreements in English and they include fees generated in neighboring countries and from transit fees. Please enlighten me on what really happened. As far as I remember a HUT 10 billion order of magnitude sum was generated each year from these activities.

Thilo Kusch: Short of finding the numbers of myself, but the reason probably why you did not find them in the place is before that we changed the reporting structure of the Group in 2009. In 2008 we reported under T-Com, T-Mobile and T-Systems and Headquarters, and from last year we did split the Consumer business, Business business and Technology unit and Headquarters. And where you find these numbers is part of the Headquarter, because of all wholesale business, which previously was split between T-Com and T-Mobile, where T-Com and T-Mobile had international revenues, are now combined in the Headquarter where all wholesale activities of Magyar Telekom are held. And we can, if you interested, I can find out the numbers for you and we reply to you.

Chairman: Later during the course of the meeting we can find the numbers for you. That’s where the figures appear.

Pál Kustra shareholder: Thank you for the answer. Pál Kustra, no. 631. This line, that Mr. Kusch was talking about, includes the subsidiaries, i.e. the Macedonian, Montenegrin, etc. subsidiaries. I am interested in, and thank you in advance for your answer, the traffic and leased line revenue figures generated in Serbia, Croatia, Austria, in other words in neighboring countries, with the service providers of which we had interconnection agreements or network cooperation agreements. I would be grateful if you could give us figures, say from the beginning of 2008.

Thilo Kusch: In the Notes 27 to the financial statements, we actually give the overview of the 2008 versus 2009 change in numbers. Now the categories here are European Union / inside the European Union / outside the European Union and then the rest of the world. And we usually do not split these numbers into further details, but Serbia obviously would be outside the European Union, Austria… Serbia and Croatia would be outside the European Union, so part of these revenues and Austria obviously is part of the European Union revenues shown here.

Chairman: OK.

Pál Kustra shareholder: Thank you for the additional information, then I am only interested in the concrete revenue, how much it was, because earlier Magyar Telekom generated a HUF 10 billion order of magnitude sum. How much was it in 2009, 2008 and from the beginning of say, 2007? It is not a problem if you cannot give me these figures here and now. Please send them in writing.

Chairman: Then we will send it to you.

Thilo Kusch: Let’s give you a written answer. So far I do not believe we have previously disclosed these figures. So we will evaluate this and will respond to you in written form. Thank you.

Chairman: Thank you. If there are no more comments, I make known the resolution …. Any more questions?

Pál Kustra shareholder: Only one question, will you send me a written answer or no? What do you say?

Chairman: Yes.

Pál Kustra shareholder: Yes? Sorry, I did not hear you right, thank you.

Chairman: I make known the resolution proposal:

“The General Meeting approves the Y2009 Annual Report of the Company prepared according to the Hungarian Accounting Regulations (HAR), including Balance Sheet Total Assets of HUF 968,412 million and After-tax Net Income of HUF 74,227 million.”

The voting ratio necessary for adopting this resolution is simple majority. I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 735 533 889 affirmative votes (99.97%), 496 negative votes (0.00%), and 75 003 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 70.538398%, Negative: 0.000048%, Abstention: 0.007193%.)

I state that the General Meeting adopts the draft resolution in Resolution No. 25/2010 (IV.7.).

5. Proposal of the Board of Directors for the use of the profit after tax earned in 2009; presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor; decision on the use of the profit after tax earned in 2009

Chairman: I announce that according to the Hungarian Accounting Act the After-tax Net Income of Magyar Telekom Nyrt. in Y2009 was HUF 74,227 million. According to the Companies Act and the Articles of Association the decision on the use of after-tax earnings belongs to the exclusive scope of authority of the General Meeting. I make known the resolution proposal:

“A dividend of HUF 74 per ordinary share (with a face value of HUF 100) shall be paid to the shareholders from the profit of 2009.

The HUF 77,051,686,148 to be disbursed as dividends shall be paid from the after-tax profits of HUF 74,227,074,181 based on HAR figures and the remaining amount of HUF 2,824,611,967 shall be paid from retained earnings.

May 7th, 2010 shall be the first day of dividend disbursement. The record date shall be April 30th, 2010.

On April 21st, 2010, the Board of Directors of Magyar Telekom Plc. shall publish a detailed announcement on the order of dividend disbursement on the homepage of the Company and the Budapest Stock Exchange.

In compliance with Magyar Telekom’s assignment, KELER Ltd. shall disburse dividends.”

I request dr. László Pap Chairman of the Supervisory Board to outline the essence of the Supervisory Board’s report on this agenda item verbally.

dr. László Pap: The Supervisory Board, with the involvement of the Audit Committee, discussed the proposal of the Board of Directors, according to which the Company shall pay a dividend of HUF 74 per ordinary share (with a face value of HUF 100) to the shareholders from the profit of 2009. The Supervisory Board pre-approved the proposal of the Board of Directors with respect to dividend payment and proposes the proposal to the General Meeting for approval.

Chairman: I request dr. János Illéssy, Chairman of the Audit Committee to make known the essence of the Audit Committee’s report related to this agenda item verbally.

dr. János Illéssy: The Audit Committee reviewed the proposal of the Board of Directors, according to which the Company shall pay a dividend of HUF 74 per ordinary share (with a face value of HUF 100) to the shareholders from the profit of 2009. The Audit Committee agrees with the proposal and proposes to the General Meeting for approval.

Chairman: I request Hegedűsné Márta Szűcs, representative of the Auditor, to verbally outline her opinion on this agenda item.

Hegedűsné Márta Szűcs: Distinguished General Meeting! As you may see in the profit and loss statement and the balance sheet, the net income and the results of the company in 2010 provides sufficient resources to pay the proposed dividend. Therefore, I also propose the General Meeting to approve it.

Chairman: Thank you. I ask the Shareholders whether there are any other remarks or motions? If there are none, I ask the Shareholders to cast their votes. The voting ratio necessary for adopting this resolution is simple majority. I put the proposal to vote.

The result of the voting: the General Meeting has adopted Resolution with 735 534 539 affirmative votes (99.97%), 496 negative votes (0.00%), and 74 353 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 70.538461%, Negative: 0.000048%, Abstention: 0.007131%.)

I state that the General Meeting adopts the draft resolution in Resolution No. 26/2010 (IV.7.).

6. Authorization of the Board of Directors to purchase ordinary Magyar Telekom shares

Chairman: The Board of Directors proposes to the General Meeting to give an authorization to purchase treasury shares. I make known the resolution proposal:

“The General Meeting authorizes the Board of Directors to purchase a total of up to 104,274,254 ordinary shares (with a face value of HUF 100 each) of Magyar Telekom Plc. The purpose of the authorization is to be able to supplement Magyar Telekom’s current shareholder remuneration policy to be more in line with international practice. At the same time the Board of Directors believes dividend should remain the main method for shareholder remuneration.

The authorization will be valid for 18 months starting from the date of approval of this General Meeting resolution. The shares to be purchased on the basis of this authorization may not at any time account for more than 10% of the share capital of Magyar Telekom Plc.

The shares can be purchased through the stock exchange. The equivalent value per share paid by Magyar Telekom Plc. may not be more than 5% above the market price of the share determined by the opening auction on the trading day at the Budapest Stock Exchange. The minimum value to be paid for one share is HUF 1.

The authorization may be exercised in full or in part, and the purchase can be carried out in partial tranches spread over various purchase dates within the authorization period until the maximum purchase volume has been reached.”

I ask the distinguished Shareholders whether there are any other remarks or motions? If… Mr. Kustra.

Pál Kustra shareholder: Just one remark. At the last year’s general meeting, who was here knows, one of our shareholders made this proposal which was not accepted. Why changed this question of share purchase option or realization and should not you say thank you to the shareholder who last year made this proposal that she gave a good idea and saying sorry for your negative answer and explained why it is not good for Magyar Telekom?

Thilo Kusch: Thank you. But we also realized that it is an international standard that companies have the ability to buy back shares. Now, this is the authorization for the Company to have the ability to do so. We still believe as stated, and the Board believes that the main shareholder remuneration should be the dividend policy, because the continuous and constant and attractive dividend policy has also, usually, if you look international comparison, the most impact on the performance of the shares, as well. But we did also realize that it is a good additional tool to have to be able to do share buybacks. So that was the thinking behind that.

Chairman: Other question, comment? If none, I ask the Shareholders to cast their votes. The voting ratio necessary for adopting this resolution is three quarters majority. I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 735 454 557 affirmative votes (99.95%), 75 496 negative votes (0.01%), and 79 335 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 70.530790%, Negative: 0.007240%, Abstention: 0.007608%.)

I state that the General Meeting adopts the draft resolution in Resolution No. 27/2010 (IV.7.).

7. Decision on the approval of the Corporate Governance and Management Report

Chairman: Pursuant to the Companies Act, if the shares of the publicly operating companies are listed on the Budapest Stock Exchange, the Board of Directors must submit the corporate governance and management report to the Annual General Meeting of the company, together with the annual financial statements prepared according to the Accounting Act. The Act also provides that the report can only be submitted to the General Meeting upon its prior approval by the Supervisory Board. The report and its Annex were prepared on the basis of the provisions of the Companies Act and the Corporate Governance Recommendations of the Budapest Stock Exchange. The Board of Directors submits the Corporate Governance and Management Report of Magyar Telekom Nyrt. for Y2009 to the General Meeting as set out in the submission. I ask dr. László Pap, Chairman of the Supervisory Board to outline the essence of the Supervisory Board’s opinion on the Corporate Governance and Management Report verbally.

dr. László Pap: Distinguished Shareholders! The Supervisory Board discussed the Corporate Governance and Management Report of the Company and, with its pre-approval, proposes it to the General Meeting for approval.

Chairman: Thank you very much! I ask the Distinguished Shareholders whether there are any other remarks or motions?

Pál Kustra shareholder: Pál Kustra, no. 631. This Corporate Governance Report is very good and it contains that the Audit Committee is responsible for compliance with the New York Stock Exchange and — I don’t know — the 1934 Securities Act. My question is simple: who negotiates with the DoJ within the frame of the settlement? The Audit Committee, the Board of Directors, I don’t know whether you assigned someone with the representation, don’t you think that this should be included in the Governance, so called Governance Report, who the negotiating delegation is? And, if the question is still open, for the sake of transparency, would it be worth including someone in this delegation from the minority shareholders on the basis of a confidentiality statement? Many things turned out here already with regard to the White & Case related reports. They made false allegations, created stories and so forth. So Magyar Telekom should consider that it should not negotiate with the U.S. Department of Justice on the basis of the November 30, 2009 report but on the basis of real facts and should not pay the penalty discussed in the press, if I remember well, in the amount of USD 50 million to the U.S. Department of Justice. Thank you.

Balázs Máthé: Naturally it is the law firm, representing the Company, that directly negotiates with the U.S. Department of Justice. As you may know our internal rules, it is logical that the Audit Committee, that managed the internal investigation, is — if I may use this ugly word — continuously informed and gives its input. Regarding your other question, to involve a minority shareholder in the negotiations subject to a confidentiality statement, I think it is a little alien to the general way of managing such things. The current legal regulations, including the laws and our internal rules, define several ways for minority shareholders to participate such processes: active management is not part of them. Thank you.

Chairman: Thank you. If there are no more questions, Mr. Kustra.

Pál Kustra shareholder: Thank you. Pál Kustra, 631. Thank you for the answers but the question that the basis of the negotiations should not be the end of November, 2009 report as it contains false things, the negotiation how the retained law office will react. How do they know what and how can be refuted? Would it be worth for Magyar Telekom to check those makeshift stories and provide appropriate comments for the law firm this is not true either, that happened differently, this is only a story? I did not receive any answer to this. And another thing, who retained this law firm to represent Magyar Telekom? The Audit Committee, the Board of Directors, the Supervisory Board? Concretely, who retained this law office and what engagement is give to it?

Balázs Máthé: Let me react on the second question first. The legal office, representing Magyar Telekom before the U.S. Department of Justice was assigned by Magyar Telekom in the form of a Board of Directors resolution. The answer to your second question is that, as we disclosed, is that the November 30, 2009 report, containing the findings of the internal independent investigation, is one element of the pool of facts that will be the basis of the expected out of court agreement. Naturally, as we also disclosed, the law office, carrying out the internal investigation, the internal independent investigation, did not have all the tools that an authority has, including access to bank secrets, access to personal data or cross-border cooperation of authorities. So we think you are knocking on open doors because not only our internal report will be part of the agreement but other information, obtained by the U.S. Department of Justice from other sources, will be taken into account as well.

Chairman: Thank you. If there are no more comments, let me …, Mr. Kustra.

Pál Kustra shareholder: Thank you for the answer. Just one comment this resolution says that the Audit Committee is responsible for this. So I do not understand why the Board … Board of Directors retained the external law office when, I think, it is the competence of the Audit Committee.

Balázs Máthé: Which resolution is it Mr. Kustra?

Pál Kustra shareholder: The one that is being voted upon.

Balázs Máthé: The Corporate Governance…?

Pál Kustra shareholder: This includes the Audit Committee of Magyar Telekom, this is under Section 7 or so to say folder 7. But once you already answered. My concrete question is …

Chairman: That the report can not be submitted to the General Meeting without the approval of the Supervisory Board.

Pál Kustra shareholder: OK. So the Audit Committee…

Chairman: Supervisory Board.

Pál Kustra shareholder: … it was approved, the Supervisory Board approved it and the Board of Directors voted on it afterwards, that this law office may negotiate with the DoJ on behalf of Magyar Telekom. Did it happen like this?

Balázs Máthé: Sorry, I might be too tired. Now we are discussing the Corporate Governance Report that was submitted to the General Meeting and which was approved by the Board of Directors of Magyar Telekom Nyrt. and that was preliminarily approved by the Supervisory Board, I mean prior to the submission to the General Meeting, the Audit Committee reviewed and commented the report. This is the only point where I think the Audit Committee can be linked to this agenda item. Maybe we have gone a little astray Mr. Kustra.

Pál Kustra shareholder: Thank you.

Balázs Máthé: Anyway, together.

Pál Kustra shareholder: This settlement agreement is not in it and I think this is an important event for Magyar Telekom…

Chairman: It is not in it.

Pál Kustra shareholder: …when we talk about a penalty of several tens of millions of dollars and this should be minimalized in the interest of the shareholders. So it is not in it, only that the SEC falls into the competence of the

Audit Committee and so forth. It is left out somehow and I miss it. I may do it at the wrong place but it would be good if someone answered this question.

Balázs Máthé: The competence of the Audit Committee with regard to keeping contact with the authorities is a bit more complex. Talking about this agenda item let me note that the Corporate Governance Report covers the business year ending on December 31, 2009 so I think that the Y2010 negotiations do not belong here. Nevertheless, we help as much as we can. So the Audit Committee, now I could produce and read out the exact competences of the Audit Committee but this does not take us anywhere. I would propose to vote.

Chairman: Let us vote. Yes. I make known the resolution proposal

“The General Meeting has reviewed and approves the Corporate Governance and Management Report Y2009 of the Company.”

The voting ratio necessary for adopting this resolution is simple majority. I ask the Shareholders to cast their votes. I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 189 088 affirmative votes (99.96%), 5 478 negative votes (0.00%), and 76 853 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.738124%, Negative: 0.000525%, Abstention: 0.007370%.)

I state that the General Meeting adopts the draft resolution in Resolution No. 28/2010 (IV.7.).

8. Decision on granting relief from liability to the members of the Board of Directors

Chairman: According to Section 30 (5) of the Companies Act, the Articles of Association may contain provisions for the general meeting to put on the agenda the evaluation of the work of the senior officers in the previous financial year and to decide on granting relief from liability to the senior officers. According to the Companies Act and the Articles of Association, decision on granting liability relief is within the exclusive authority of the General Meeting. I propose to the General Meeting to adopt the following resolution proposal regarding the relief to the members of the Board of Directors:

“The General Meeting of Magyar Telekom Plc. - having evaluated the work in the previous financial year of the Board members of the Company - hereby decides to grant the relief from liability for the members of the Board of the Company with respect to the 2009 business year in accordance with Section 30 (5) of the Companies Act. By granting this relief, the General Meeting confirms that the members of the Board have performed their work in 2009 by giving priority to the interests of the Company. The relief from liability granted by this resolution shall be cancelled in the event of a subsequent binding court ruling declaring the information based on which the relief of liability was granted was false or insufficient.”

I ask the Shareholders whether there are any other remarks or motions?

László Kapcsos shareholder: Thank you, no. 629, László Kapcsos. Let me ask Mr. Máthé, if I remember well your allegations with regard to the resolutions of the Y2008 annual General Meeting, the resolutions entered into force in July, 2009, if I remember well your statement on the 7th, than how can you submit such proposals to the General Meeting? The final decision annuls the key resolutions of your annual General Meeting and you and the management of the company have a well-defined responsibility for the lawful and valid management of the annual General Meeting. For me this is a contradiction or if you wish to challenge the valid decision of the court and refute what I said, I am all ears. We actually do not really see the consequences of this valid court decision for those who acted culpable negligently in this matter can be if one would judge this case. Thank you.

Balázs Máthé: Thank you. As all shareholders, you may have been informed from our written disclosures or from the informative that I gave you at the beginning-middle of the General Meeting, about the steps of the management of Magyar Telekom in the lawsuit in this respect. If you think that you can not grant the relief than you will vote accordingly and other shareholders decide what they think about it. Let me note that if it turns out that, let me quote it, this negligence … if it turns out, please Mr. Chairman.

Chairman: I read it out. “The relief contained in this resolution is invalid if a competent court decides with a final decision retrospectively that the information, serving as the basis of granting the relief, were false or incomplete.”

Balázs Máthé: Sorry, I am not finished with answering your question.

László Kapcsos shareholder: I think there is a final court decision and after all this “if a competent court decides” is an interesting category. There is a court decision that says that all resolutions made by your April 25, 2008 annual General Meeting, save for a technical exception, are unlawful and invalid. My previous question has not been answered yet. So you said that it is a final decision. Due to this final decision we can state that if the management of the company acted properly in this period such decision would not have been made and would not have entered into force. Once again, if Mr. Máthé wants to challenge some of my remarks, as he did today, about the final decision of a court with reference to time travel and other things, he can do so, he has the right to do so.

Balázs Máthé: Thank you, if I understand you right, you came to the conclusion that you do not want to grant this relief. Our opinion is that the management acted properly in the given situation both regarding past general meetings and lawsuits regarding the general meeting, including that it did not think in March, 2008 that an earlier terminated newspaper should be re-published. The judge deemed it as a default and made a first instance resolution and the management, in the interest of the shareholders, took steps to remedy the first instance decision and it does so even today. If you think you do not want to grant the relief, naturally please press no.

Chairman: Please.

László Kapcsos shareholder: Thank you. Mr. Máthé may have misunderstood my comment. I did not understand the submission itself and that is why I outlined the factual situation. I have a couple of remarks regarding the process that you have told us. According to the valid and effective laws of Republic of Hungary, that are valid for you, for me and for all Hungarian citizens and companies, there was a first instance decision. Within the frame of the lawsuit it has been proven how the law office, representing you, was late and what deadlines and dates they wanted to modify. This may have serious consequences, but it does not mean that the court, as you want the participants anticipate, made a non reasonable, improper and unjustified decision. Once again I repeat, I do not understand how you, among such circumstances, may think that everything is fine, everybody worked perfectly and how can you seek this relief with good conscience? Thank you.

Balázs Máthé: I think I understand what you are telling us. I obviously disagree. You claim that a lost lawsuit automatically means that the members of the Board of Directors failed to observe the interest of the Company in their work. This is your allegation, on the basis of which you may be right. What I say is that the Companies Act, the Civil Code and the relevant laws say that members of the Board of Directors, as senior officials of share companies, must act as expected in the given situation, in the interest of the company. In my opinion the members of the Board of Directors did so, and obviously the shareholders may have a different opinion therefore we will check what shareholders think when we count the votes as soon as you let us count them. I think that this is the simple legal situation.

Chairman: Thank you. Now I ask the Shareholders to cast their votes. The voting ratio necessary for adopting this resolution is simple majority. I ask the Shareholders to cast their votes. I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 188 908 affirmative votes (99.96%), 5 603 negative votes (0.00%), and 75 408 abstentions (0.01%), with the number of votes cast indicated

by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.738107%, Negative: 0.000537%, Abstention: 0.007232%.)

I state that the General Meeting adopts the draft resolution in Resolution No. 29/2010 (IV.7.).

9. Decision on the amendments of the Articles of Association of Magyar Telekom Plc.: 1.4 Sites and Branch Offices of the Company; 1.6.2. Other activities; 1.8. Legal Succession (1.8.4. and 1.8.5.); 2.4. Transfer of Shares (b), (c); 5.1. Mandatory Dissemination of Information; 6.2. Matters within the Exclusive scope of Authority of the General Meeting (l); 6.3. Passing Resolutions; 6.6. Occurrence and Agenda of a General Meeting; 6.8. Notice of General Meetings; 6.9. Supplements of the agenda of a General Meeting; 6.11. Quorum; 6.12. Opening the General Meeting; 6.14. Election of the Officials of the General Meeting; 6.18. Passing Resolutions; 6.19. Minutes of the General Meeting (6.19.1.); 7.2. Members of the Board of Directors; 7.4.1.: The Board of Directors (l); 8.2. Members of the Supervisory Board (8.2.1.); and 15.5. Miscellaneous

Chairman: I request dr. Balázs Máthé, chief legal counsel of the Company, to make known the reasons and proposals for the modification of the Articles of Association of Magyar Telekom Nyrt.

Balázs Máthé: Thank you Mr. Chairman. The reasons for the modification of the Articles of Association of Magyar Telekom Nyrt. and the proposals are as follows. The textual modifications are displayed on the screen so that Shareholders may easily follow the textual modifications, and I also note that the textual modification proposal have been published in all cases, and is part of the documentation package you have received at registration. If someone require the verbatim read-out of the text on the displayed on the screen, in order to make a well founded decision, please let us know. However, in order of the effective conduct of the General Meeting, I would not read out the text displayed at screen. Thanks.

1.     Due to the change of the sites and branch offices of the Company the following sites and branch offices have to be deleted from Section 1.4. of the Articles of Association. You can see, I hope, on the screen well which sites are affected. Information in point (b) relates to the branch offices. If I do not see well, I will read out. The textual resolution proposal:

The General Meeting approves the amendment of Section 1.4. of the Articles of Association according to the submission.

We will vote on the resolution proposals one by one after the presentation of the submission.

2.     Due to the introduction of the 2008 TEÁOR codes, some technical corrections have been made in Section 1.6.2. (titled Other activities) of the Articles of Association concerning the names of activities of the Company enlisted as in some cases the name of the activity in the Articles of Association was different from the names specified in the Company Registry.

The Company plans to sell electric power and natural gas and filed the necessary request for licence to the Hungarian Energy Office. Due to this it is necessary to supplement the scope of activities in the Articles of Association with 35.14 Trade of electricity and 35.23 Trade of gas through mains.

It is necessary to supplement the scope of activities in the Articles of Association with 80.10 Private security activities as a further activity regarding the ability of invoicing on security protection services provided by Magyar Telekom Plc. for real estates used jointly by Magyar Telekom Plc. and by its subsidiaries and other external companies.

I hope you can follow the modifications on the screen. The textual resolution proposal:

The General Meeting approves the amendment of Section 1.6.2. of the Articles of Association according to the submission.

3.     Section 1.8. (Legal Succession) of the Articles of Association sets out the legal succession procedures due to earlier transformations of the Company. The transformation decided and approved by the Extraordinary General Meeting held on June 29, 2009 (Sections 1.8.4 and 1.8.5. of the Articles of Association) was registered by the Court of Registration with the effect as of September 30, 2009. In order to complete the descriptions it is necessary to include the date of the merger of the merging companies in the text. Sections 1.8.4. and 1.8.5. of the Articles of Association are supplemented as set out in the submission. The modification can be seen on the screen. The verbatim textual resolution proposal:

The General Meeting approves the amendment of Section 1.8.4. of the Articles of Association according to the submission.

The second part of the resolution proposal:

The General Meeting approves the amendment of Section 1.8.5. of the Articles of Association according to the submission.

4.     Section 2.4. (Transfer of Shares) b) is deleted to be more precisely align and harmonized with the provisions of the Companies Act. The numbering of the following Subsections and the references to these Subsections in Section 2.4.(e) change accordingly. Further, the reference in Section 2.4.(c) of the Articles of Association to Section 2.4.(b) shall be deleted and it is amended to be more precisely align and harmonized with the provisions of the Companies Act. The textual modification can be seen on the screen. The textual resolution proposal:

The General Meeting approves the amendment of Section 2.4. of the Articles of Association according to the submission.

5.     Next. Act CXXI of 2009 on the modification of Act IV of 2006 on Business Associations (the Companies Act) and Act V of 2006 on Public Company Information, Company Registration and Winding-up Proceedings entered into force on December 11, 2009. According to the modification of the law, limited companies must implement the provisions of the modifications into their Articles of Associations latest until May 31, 2010. Regarding to these provisions some Sections of the Articles of Association must be amended. According to the amended Section 304 (1) of the Companies Act Section 5.1. (Mandatory Dissemination of Information) of the Articles of Association is amended as set out in the submission. The submission can be seen on the screen. Based on this the textual resolution proposal:

The General Meeting approves the amendment of Section 5.1. of the Articles of Association according to the submission.

6.     Due to deleting Section 2.4.(b) of the Articles of Association, as we discussed, it is necessary to delete Section 6.2 (which is Matters within the Exclusive Scope of Authority of the General Meeting) (l) from the Articles of Association. The numbering of the following Subsections changes accordingly. This relatively simple modification can be seen on the screen. The textual resolution proposal:

The General Meeting approves the amendment of Section 6.2. of the Articles of Association according to the submission.

7.     Section 6.3 (this is the point about Passing Resolution) of the Articles of Association in accordance with Section 6.18. of the Articles of Association is amended as set out in the submission. The textual resolution proposal:

The General Meeting approves the amendment of Section 6.3. of the Articles of Association according to the submission.

This modification enters into force following the end of the General Meeting held on April 7, 2010, i.e. today.

8.              Section 6.6. (titled Occurence and Agenda of a General Meeting) of the Articles of Association is amended to be more precisely align with the terminology of the Companies Act as set out in the submission and can be seen on the screen. Based on this the textual resolution proposal:

The General Meeting approves the amendment of Section 6.6. of the Articles of Association according to the submission.

9.              According to the amended Section 303 (4) of the Companies Act Section 6.8. (titled Notice of General Meetings) of the Articles of Association is amended as set out in the submission. The modification can be seen on the screen. We give some time to read. I note again, if someone thinks, that it cannot be seen on the screen well, let us know and we will read out. So based on the displayed submission, the textual resolution proposal is as follows:

The General Meeting approves the amendment of Section 6.8. of the Articles of Association according to the submission.

10.       According to the amended Section 300 (1) of the Companies Act Section 6.9. (Supplements of the agenda of a General Meeting) of the Articles of Association is amended as set out in the submission. Based on the text displayed on the screen, the textual modification:

The General Meeting approves the amendment of Section 6.9. of the Articles of Association according to the submission.

11.       According to the amended Section 305 (1) of the Companies Act Section 6.11. (about Quorum) of the Articles of Association is amended as set out in the submission. The text can be seen on the screen. Based on this the textual modification is as follows:

The General Meeting approves the amendment of Section 6.11. of the Articles of Association according to the submission.

12.       In order to harmonize Section 6.12. (Opening of the General Meeting) of the Articles of Association with Section 6.14. of the Articles of Association Section 6.12. is amended as set out in the submission. The proposed modification can be seen on the screen. The textual resolution proposal:

Resolution proposal:

The General Meeting approves the amendment of Section 6.12. of the Articles of Association according to the submission.

13.       In order to harmonize Section 6.14. (Election of the Officials of the General Meeting) of the Articles of Association with Section 6.12. of the Articles of Association, so Section 6.14. is amended as set out in the submission and can be seen on the screen. Resolution proposal:

The General Meeting approves the amendment of Section 6.14. of the Articles of Association according to the submission.

14.       Section 6.18. (Passing Resolutions) of the Articles of Association is proposed to be amended as set out in the submission:

•      due to the deletion of Section 6.2.(l) and amending the numbering of the following subsections, this one, this is the first modification,

•      due to regulating the voting ratio in compliance with the Companies Act in case of acquiring treasury shares there is no need for qualified majority therefore the acquisition of treasury shares is deleted from Section 6.18. (6.2. (t)) as a three-quarter majority decision, and

•      in line with the Companies Act and in order to be more precisely align with the terminology of the Companies Act the text regarding passing resolutions has been updated, or proposed to be updated.

The amendment shall enter into force following the end of the General Meeting held on April 7, 2010, i.e. today. You can see the actual and textual modification on the screen. The textual resolution proposal here is as follows:

The General Meeting approves the amendment of Section 6.18. of the Articles of Association according to the submission. The amendment shall enter into force following the end of the General Meeting held on April 7, 2010 [i.e. today].

15.       According to the amended Section 306 (1) of the Companies Act Section 6.19.1. (this is about the Minutes of the General Meeting) of the Articles of Association is amended as set out in the submission as it can be seen on the screen. Based on this the proposal is the following:

The General Meeting approves the amendment of Section 6.19.1. of the Articles of Association according to the submission.

16.       Section 7.2. (about the Members of the Board of Directors) of the Articles of Association is amended to ensure more flexible operation of the Company and it is modified and supplemented in accordance with Section 25 (1) of the Companies Act. It can be seen on the screen. Resolution proposal:

The General Meeting approves the amendment of Section 7.2. of the Articles of Association according to the submission.

17.       Section 7.4.1. (about the Board of Directors) otherwise subsection l) of the Articles of Association is amended to be more precisely align with the terminology of the Companies Act as set out in the submission. It can bee seen on the screen. Resolution proposal:

The General Meeting approves the amendment of Section 7.4.1. l) of the Articles of Association according to the submission.

18.       Section 8.2.1. (about the Members of the Supervisory Board) of the Articles of Association is amended to ensure more flexible operation of the Company as set out in the submission. You can see it on the screen, as well. Based on this the textual resolution proposal is as follows:

The General Meeting approves the amendment of Section 8.2.1. of the Articles of Association according to the submission.

19.       Due to the amendments accepted by the General Meeting, reference in Section 15.5 (Miscellaneous) of the Articles of Association to General Meeting resolution no. 20/2010 (VI.29) is not appropriate any more, therefore Section 15.5. (Miscellaneous) of the Articles of Association is amended as set out in the submission. The deletion of the reference can be seen on the screen. And finally the actual and textual resolution proposal:

The General Meeting approves the amendment of Section 15.5. of the Articles of Association according to the submission.

Chairman: Thank you very much. I ask the distinguished Shareholders whether there are any other remarks or motions?

László Marosi shareholder: László Marosi, 617. A brief, general remark with regard to the modification of the Articles of Association. It is as follows: if I am right here and now we modify the law … Articles approved on June 29, 2009 and effective from September 30, 2009. All of us know that it was an extraordinary General Meeting. The resolutions of the extraordinary General Meeting are being reviewed at court. If the court decides that the claimants were right than this modification today will not have any basis. There will be no Articles of Association which can be amended and in that case the question is: what do we modify? It is a little problematic and I would like to raise the issue. The other thing is that it may affect the main figures of the company as a merger was realized at the extraordinary General Meeting and both the capital and the number of shares changed. So if the court decides that the claimants were right than those numbers will be questionable. Thank you.

Balázs Máthé: Thank you, yes, we agree, we included in the minutes at the beginning that our currently effective Articles of Association is the one that was approved on June 29, 2009 and is effective from September 30, 2009. Yes, there is a lawsuit which is at its first instance phase. We will see the outcome of it. The current unambiguous legal situation is that the Articles of Association, that we were talking about, is the effective one. Let me also note that two decisions were made in the lawsuit that challenge the validity of the June 29 resolutions, the first is the request against an interim measure, that was submitted by you and was refused by the court and the other was that the company court registered the new corporate data, that were updated at the June 29, 2009 General Meeting. We think that the court will decide in favor of us. If not, then based on our argumentation regarding effectiveness we do not see any obstacle in the way of the modifications of the currently effective Articles of Association. We do not see any, sorry.

Chairman: Thank you. Please.

Klára Erdős shareholder: Good afternoon! My name is Klára Erdős, interim holder of voting device 645. Section four, that is four regarding the Articles of Association here, so a comment to section 2.4. Within the frame of agenda item 6 we voted on the possibility on the shareholder remuneration. I interpret this decision in a way that the shareholders may, for example, be entitled to shares instead of cash with regard to dividends. I think this was the decision that we made in the sixth agenda item on the 104 billion share purchase issue. My question is whether we should include this transfer to shareholders into this section of the Articles of Association. Before answering the question let me have two comments. Let me add to the discussion of section 12 that we are not just talking about the opening of the General Meeting but, if I am right, the modification is also about deciding that the person, nominated according to the submission of the Board of Directors, will be the Chairman. So, as opposed to the former version, when any shareholder may have made a proposal on the Chairman of the General Meeting, I think it is a limitation that is why I said that this decision is not only related to the opening. In the following, in 13, we are talking about the same, that only the nominees of the Board can be elected to be the Chairman. I think this is an unnecessary limitation. With regard to section 14 let me ask that the “at least a three-quarters majority of the present shareholders” part, underlined with blue, is necessary for the decision. Here you did not only think of those present in person but also those with proxies: Thank you.

Balázs Máthé: I try to briefly react to the legal issues after which Mr. Kusch may give us further details about the share purchase. I think there is a misunderstanding here. The section is not about that the shareholders receive the dividend in shares but in a way that is new in terms of the remuneration of shareholders. Naturally it enters demands for the market with purchasing own shares. But once again, Mr. Kusch and Mr. Szabolcs Czenthe can give you further details. So this is a misunderstanding that is why your comment is irrelevant. Second item: you are right that Section 6.12. is entitled as the opening of the General Meeting but is more than that. Naturally, this is the title of the relevant agenda item. The submission is to be decided upon in its entirety and you have to vote accordingly. If you think that this is a limitation you will obviously vote “no”. So I think the modification has to be evaluated according to its content and not to the modified title. Your third question was similar, you think is a limitation that, if I may add, if the Board of Directors submits something to the Chairman of the General Meeting, than the General Meeting votes on it. Obviously I do not want to comment your judgment and you will vote accordingly. And your fourth question, the present shareholders: yes, the proxies as well, so this part is applicable to voting shareholders who are present and these present shareholder. I do not know whether Mr. Kusch wants to add anything to share purchase and shareholder remuneration.

Thilo Kusch: I mean it is indeed it is completely independent the two. I mean, the purchase approval for own shares is not related to the Section which I believe we delete because we want to be more in line with the Company Act, when it is about the registering and representing shareholders on the shareholders’ meeting. So the two are separate issues.

Chairman: Szabolcs, Mr. Czenthe. Szabolcs Czenthe, our treasurer. We need a microphone.

Szabolcs Czenthe: Good afternoon, my name is Szabolcs Czenthe. If I understood it right the question was whether the company returns some part of the profit to the shareholders in shares, if it is possible that they receive shares instead of cash. If I am right, let me clarify what was already clarified by Balázs, Balázs Máthé. So we are talking about the following: the company can return the profit to shareholders in two ways: one is the well known dividend, that was decided by the distinguished shareholders, HUF 74. The other option is that we do not return the cumulated cash to the owners in the form of cash, but with the given conditions, say at stock market price, let me emphasize that this is a hypothetic scenario, say at the current price, that is HUF 700, HUF 750, HUF 800 buyback maximum 10% of all shares and I use the example in your case, then you may decide whether you use the opportunity, i.e. to return your shares to the company at the given price for the given sum, as a result of which own shares or treasury shares are created at the company. So we practically say that one may choose between own share purchase-dividend if this opportunity is given at the company and it wants to use it. In the case of share buyback we are not talking about whether the dividend is returned in a possible form. I do not know whether these lengthy sentences could clarify the situation for you. Thank you.

Chairman: Yes, I see, more comments.

Pál Kustra shareholder: Pál Kustra, 631. I have a question in connection with Section 2.4.(b) of the Articles of Association. Before that if someone have acquired 10% influence then a General Meeting and a General Meeting resolution would have been necessary. Now you deleted it for the sake of rationalization. Can it happen that an eastern, non-friendly country simply acquires Magyar Telekom? So Deutsche Telekom may sell Magyar Telekom to a company operating in a country that is non-friendly. It is important because the Hungarian telecommunication company has sensitive national security information. You, the Board of Directors, the Supervisory Board and the management did not care that these data were transferred to the United States and used respectively other personal data, but it would be even worse if a non-friendly, eastern country would gain control and if Deutsche Telekom could simply sell them. Thank you.

Balázs Máthé: As I have partly noted in relation to the submission this is an out-of-dated provision which was relevant at times just after the privatization. This is the simple reason. Your question could be answered by Deutsche Telekom, I think at Deutsche Telekom’s General Meeting. Regarding the general concern I can tell you that Magyar Telekom, as a telecommunication service provider, operates subject to very many Acts and laws, including national security, and obviously complies with them, including cooperation with various authorities. So I do not share your concerns regarding security.

Chairman: None. Any other comments, motions?

Pál Kustra shareholder: Deutsche Telekom is represented by MagyarCom, I think its representative is here as he/she votes in favor of everything, one after the other. It would be interesting to hear the opinion of the representative whether Deutsche Telekom intends to sell this company in a way that the General Meeting is not informed on it. The other thing that you referred to: the laws are applicable to Magyar Telekom, all kinds of laws. These days we experienced that the Hungarian nat… Hungarian national security is on the brink of catastrophe. Spy planes can enter the country and they do whatever they want. So when you claim that there are legal guarantees: there are no legal guarantees in this country regarding this and the best example of it is that the so called central government gave its consent in 2008 that personal data of people are transferred to the United States on the basis of a makeshift legal aid. They did not do it even under the Russian occupation. So I would like you to re-think this issue and do not play with the security of the country and also, Deutsche Telekom should not think that it is time to get rid of this problematic company and to sell it to someone. Thank you.

Balázs Máthé: Briefly: this General Meeting is organized and held to inform shareholders, the Board, representing the company and the management as well as to answer questions. The General Meeting is not the forum of discussions between shareholders. Similarly, I would not ask you questions like, will you sell your shares or not? I think this question should be asked at Deutsche Telekom’s General Meeting. If you have Deutsche Telekom shares I am happy to find the place and date for you.

Csaba Jurenka shareholder: Sorry, my name is Csaba Jurenka, 661. I do not know whether you are the representative of MagyarCom, but why are you answering on behalf of MagyarCom? Why does not the MagyarCom representative answer?

Balázs Máthé: Sorry, I exactly told that my task is to keep the General Meeting in the proper legal frame and I communicated to the shareholder…

Csaba Jurenka shareholder: there was a question and the present representative either answers it or not. Please do not answer, you, who are not the representative of MagyarCom. And if the representative of MagyarCom wants to answer, he/she will, and if he/she does not want to, he/she will not. But do not answer instead of him/her.

Balázs Máthé: Correct. I did not answer I only informed you who can communicate with whom and how at the General Meeting. Obviously, if the representative of MagyarCom wants to, he/she will stand up and tell whatever he/she wants. We will not prohibit that.

Chairman: I do not prohibit it either. But as I see he/she does not want to enter the discussion. If, there are no remarks or motions, I put the proposal to the vote. The voting ratio necessary for adopting these resolutions is three-quarters majority. Please cast your votes on each individual modification proposal to the Articles of Association. I propose that the General Meeting approves the following resolution proposals.

Resolution proposal no. 1: “The General Meeting approves the amendment of Section 1.4. of the Articles of Association according to the submission.”

I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 188 733 affirmative votes (99.96%), 1 146 negative votes (0.00%), and 75 708 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.738090%, Negative: 0.000110%, Abstention: 0.007260%.)

I state that the Annual General Meeting adopts the draft resolution regarding the modification of Section 1.4. of the Articles of Associations in Resolution No. 30/2010 (IV.7.).

Resolution proposal no. 2: “The General Meeting approves the amendment of Section 1.6.2. of the Articles of Association according to the submission.”

I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 193 065 affirmative votes (99.96%), 1 146 negative votes (0.00%), and 75 708 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.738505%, Negative: 0.000110%, Abstention: 0.007260%.)

I state that the Annual General Meeting adopts the draft resolution regarding the modification of Section 1.6.2. of the Articles of Associations in Resolution No. 31/2010 (IV.7.).

Resolution proposal no. 3: “The General Meeting approves the amendment of Section 1.8.4. of the Articles of Association according to the submission.”

I put it to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 193 065 affirmative votes (99.96%), 1 146 negative votes (0.00%), and 75 708 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.738505%, Negative: 0.000110%, Abstention: 0.007260%.)

I state that the Annual General Meeting adopts the draft resolution regarding the modification of Section 1.8.4. of the Articles of Associations in Resolution No. 32/2010 (IV.7.).

Resolution proposal no. 4: “The General Meeting approves the amendment of Section 1.8.5. of the Articles of Association according to the submission.”

I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 192 940 affirmative votes (99.97%), 1 226 negative votes (0.00%), and 75 653 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.738493%, Negative: 0.000118%, Abstention: 0.007255%.)

I state that the Annual General Meeting adopts the draft resolution regarding the modification of Section 1.8.5. of the Articles of Associations in Resolution No. 33/2010 (IV.7.).

Resolution proposal no. 5: “The General Meeting approves the amendment of Section 2.4. of the Articles of Association according to the submission.”

I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 184 733 affirmative votes (99.96%), 5 146 negative votes (0.00%), and 80 040 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.737706%, Negative: 0.000494%, Abstention: 0.007676%.)

I state that the Annual General Meeting adopts the draft resolution regarding the modification of Section 2.4. of the Articles of Associations in Resolution No. 34/2010 (IV.7.).

Resolution proposal no 6: “The General Meeting approves the amendment of Section 5.1. of the Articles of Association according to the submission.”

I put it to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 193 065 affirmative votes (99.97%), 2 146 negative votes (0.00%), and 74 708 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.738505%, Negative: 0.000206%, Abstention: 0.007165%.)

I state that the Annual General Meeting adopts the draft resolution regarding the modification of Section 5.1. of the Articles of Associations in Resolution No. 35/2010 (IV.7.).

Resolution proposal no 7: “The General Meeting approves the amendment of Section 6.2. of the Articles of Association according to the submission.”

I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 188 788 affirmative votes (99.96%), 1 146 negative votes (0.00%), and 79 985 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.738095%, Negative: 0.000110%, Abstention: 0.007671%.)

I state that the Annual General Meeting adopts the draft resolution regarding the modification of Section 6.2. of the Articles of Associations in Resolution No. 36/2010 (IV.7.).

Resolution proposal no. 8: “The General Meeting approves the amendment of Section 6.3. of the Articles of Association according to the submission.”

I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 193 065 affirmative votes (99.97%), 1 201 negative votes (0.00%), and 75 653 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.738505%, Negative: 0.000115%, Abstention: 0.007255%.)

I state that the Annual General Meeting adopts the draft resolution regarding the modification of Section 6.3. of the Articles of Associations in Resolution No. 37/2010 (IV.7.).

Resolution proposal no. 9: “The General Meeting approves the amendment of Section 6.6. of the Articles of Association according to the submission.”

I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 193 065 affirmative votes (99.97%), 2 046 negative votes (0.00%), and 74 708 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.738505%, Negative: 0.000196%, Abstention: 0.007165%.)

I state that the Annual General Meeting adopts the draft resolution regarding the modification of Section 6.6. of the Articles of Associations in Resolution No. 38/2010 (IV.7.).

Resolution proposal no 10: “The General Meeting approves the amendment of Section 6.8. of the Articles of Association according to the submission.”

I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 193 065 affirmative votes (99.97%), 1 046 negative votes (0.00%), and 75 708 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.738505%, Negative: 0.000100%, Abstention: 0.007260%.)

I state that the Annual General Meeting adopts the draft resolution regarding the modification of Section 6.8. of the Articles of Associations in Resolution No. 39/2010 (IV.7.).

Resolution proposal no. 11: “The General Meeting approves the amendment of Section 6.9. of the Articles of Association according to the submission.”

I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 726 374 260 affirmative votes (99.85%), 1 146 negative votes (0.00%), and 75 708 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.659981%, Negative: 0.000110%, Abstention: 0.007260%.)

I state that the Annual General Meeting adopts the draft resolution regarding the modification of Section 6.9. of the Articles of Associations in Resolution No. 40/2010 (IV.7.).

Resolution proposal no. 12: “The General Meeting approves the amendment of Section 6.11. of the Articles of Association according to the submission.”

I put that to vote.

The result of the voting: the General Meeting has adopted the Resolution with 726 375 260 affirmative votes (99.85%), 1 046 negative votes (0.00%), and 74 708 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.660077%, Negative: 0.000100%, Abstention: 0.007165%.)

I state that the Annual General Meeting adopts the draft resolution regarding the modification of Section 6.11. of the Articles of Associations in Resolution No. 41/2010 (IV.7.).

Resolution proposal no. 13: “The General Meeting approves the amendment of Section 6.12. of the Articles of Association according to the submission.”

I put that to vote.

The result of the voting: the General Meeting has adopted the Resolution with 726 370 928 affirmative votes (99.85%), 5 478 negative votes (0.00%), and 74 708 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.659662%, Negative: 0.000525%, Abstention: 0.007165%.)

I state that the Annual General Meeting adopts the draft resolution regarding the modification of Section 6.12. of the Articles of Associations in Resolution No. 42/2010 (IV.7.).

Resolution proposal no. 14: “The General Meeting approves the amendment of Section 6.14. of the Articles of Association according to the submission.”

I put it also to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 188 733 affirmative votes (99.96%), 5 478 negative votes (0.00%), and 75 708 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.738090%, Negative: 0.000525%, Abstention: 0.007260%.)

I state that the Annual General Meeting adopts the draft resolution regarding the modification of Section 6.14. of the Articles of Associations in Resolution No. 43/2010 (IV.7.).

Resolution proposal no. 15: “The General Meeting approves the amendment of Section 6.18. of the Articles of Association according to the submission. The amendment shall enter into force following the end of the General Meeting held on April 7, 2010.”

I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 188 733 affirmative votes (99.96%), 1 146 negative votes (0.00%), and 80 040 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.738090%, Negative: 0.000110%, Abstention: 0.007676%.)

I state that the Annual General Meeting adopts the draft resolution regarding the modification of Section 6.18. of the Articles of Associations in Resolution No. 44/2010 (IV.7.), with that the amendment shall enter into force following the end of the General Meeting held on April 7, 2010.

Resolution proposal no. 16: “The General Meeting approves the amendment of Section 6.19.1. of the Articles of Association according to the submission.”

I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 193 065 affirmative votes (99.97%), 1 146 negative votes (0.00%), and 75 708 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.738505%, Negative: 0.000110%, Abstention: 0.007260%.)

I state that the Annual General Meeting adopts the draft resolution regarding the modification of Section 6.19.1. of the Articles of Associations in Resolution No. 45/2010 (IV.7.).

Resolution proposal no. 17: “The General Meeting approves the amendment of Section 7.2. of the Articles of Association according to the submission.”

I put the proposal to vote.

The result of the voting: the General Meeting has adopted Resolution with 727 188 733 affirmative votes (99.96%), 4 828 negative votes (0.00%), and 76 358 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.738090%, Negative: 0.000463%, Abstention: 0.007323%.)

I state that the Annual General Meeting adopts the draft resolution regarding the modification of Section 7.2. of the Articles of Associations in Resolution No. 46/2010 (IV.7.).

Resolution proposal no. 18: “The General Meeting approves the amendment of Section 7.4.1. l) of the Articles of Association according to the submission.”

I put the proposal to vote.

The result of the voting: the General Meeting has adopted Resolution with 727 194 065 affirmative votes (99.97%), 1 146 negative votes (0.00%), and 74 708 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.738601%, Negative: 0.000110%, Abstention: 0.007165%.)

I state that the Annual General Meeting adopts the draft resolution regarding the modification of Section 7.4.1. l) of the Articles of Associations in Resolution No. 47/2010 (IV.7.).

Resolution proposal no. 19: “The General Meeting approves the amendment of Section 8.2.1. of the Articles of Association according to the submission.”

I put that to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 189 065 affirmative votes (99.97%), 496 negative votes (0.00%), and 75 358 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.738122%, Negative: 0.000048%, Abstention: 0.007227%.)

I state that the Annual General Meeting adopts the draft resolution regarding the modification of Section 8.2.1. of the Articles of Associations in Resolution No. 48/2010 (IV.7.).

Resolution proposal no. 20: “The General Meeting approves the amendment of Section 15.5. of the Articles of Association according to the submission.”

I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 189 065 affirmative votes (99.97%), 1 146 negative votes (0.00%), and 74 653 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.738122%, Negative: 0.000110%, Abstention: 0.007159%.)

I state that the Annual General Meeting adopts the draft resolution regarding the modification of Section 15.5. of the Articles of Associations in Resolution No. 49/2010 (IV.7.).

Chairman: I order a break, a 15-minutes break. We will come back at 3:40 pm.

After the break, the Chairman continues the General Meeting: So we continue after the break. I hope you enjoyed the break.

10. Decision on the modification of the Rules of Procedure of the Supervisory Board

Chairman: I request dr. László Pap, Chairman of the Supervisory Board, to make known the proposal.

dr. László Pap: Distinguished shareholders! The proposed modifications were accessible in the disclosed material and in the documents distributed among the Shareholders. According to the modified Section 304 (1) of the Companies Act it is necessary to amend Section 5.4. and 5.5. of the Rules of Procedure of the Supervisory Board. The modifications of the document are highlighted in blacklines in the text. Altogether there are two numbers that are modified. Due to a change of a deadline we modify 25 to 29 and 15 to 21. So it is a very simple modification.

Chairman: Thank you very much. Let me ask the Shareholders whether they have any comments or motions?

Pál Kustra shareholder: First of all let me extend my condolences to the family of Mr. István Koszorú who worked for Magyar Telekom as the member of the Supervisory Board and, as I read, tragically passed away recently. Thank you for the help of Mr. Pap because I discovered only one more modification, besides the two, namely that you changed one number in the enclosure, but I think there are no more changes in the text. And one more comment. Does the Supervisory Board have competence to carry out this investigation? It would be good if it was unambiguously clarified. So I am not a lawyer, but the Audit Committee belongs to the Supervisory Board and I would be thankful if Mr. Pap could tell us that the Audit Committee works within the Supervisory Board.

dr. László Pap: Mr. Kustra remembers well to the old times when the Audit Committee was the subcommittee of the Supervisory Board. However, the changes of the law have changed its status. Currently the members of the Audit Committee, as you may see later, are elected independently by the General Meeting, but there are so many rules that for the sake of simplicity or common sense the members of the Audit Committee are elected from the independent members of the Supervisory Board. So my answer is that the Audit Committee has become an independent body on the basis of the new laws and in that sense it is not part of the Supervisory Board. I have to tell you though that it works in a way that in a given case the Supervisory Board receives a report on the activity of the Audit Committee.

Chairman: Thank you very much. Other comments? If there are no more comments, I make known the resolution proposal:

“The General Meeting approves the amended and restated Rules of Procedure of the Supervisory Board with the modifications set out in the submission.”

The voting ratio necessary for adopting this resolution is simple majority. I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 189 420 affirmative votes (99.97%), 251 negative votes (0.00%), and 74 353 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes.

I state that the General Meeting adopts in Resolution no. 50/2010 (IV.7.) the proposal to amend the Rules of Procedure of the Supervisory Board.

Agenda item 11. Election of the members of the Board and determi… … Sorry.

[One of the shareholders indicated that her voting device did not work.] Chairman: We have to replace the device.

Balázs Máthé: We repeat it.

Chairman: [The Chairman ordered a repeated voting as the voting device of one shareholder did not work.] We were informed that one of the voting devices did not work during the recent voting. So we decide the vote again on agenda item 10, which shall be voted upon now.

The result of the voting: the General Meeting has adopted the Resolution with 727 189 420 affirmative votes (99.97%), 496 negative votes (0.00%), and 74 353 abstentions (0.01%), with the number of votes cast indicated by the, now properly working, computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.738156%, Negative: 0.000048%, Abstention: 0.007131%.)

I state that the General Meeting adopts in Resolution no. 50/2010 (IV.7.) the proposal to amend the Rules of Procedure of the Supervisory Board.

11. Election of Members of the Board of Directors and determination of their remuneration

Chairman: The General Meeting shall elect a new Board of Directors, as the mandate of Magyar Telekom Plc.’s Board of Directors terminates today. Let me thank the successful work of the members of the Board of Directors.

In accordance with the provisions of the Articles of Association the Board of Directors shall comprise minimum of six, and a maximum of eleven members. The members of the Board of Directors shall be elected by the General

Meeting. The assignment of the members of the Board of Directors lasts for a term of three years until May 31 of the third year subsequent to the date of the said General Meeting, provided that if the General Meeting in the third year is held prior to May 31, then their assignment lasts until the date of the General Meeting.

The Board of Directors proposes the following persons to be elected by the General Meeting:

•                  dr. Ferri Abolhassan

•                  dr. István Földesi

•                  Dietmar Frings

•                  dr. Mihály Gálik

•                  Guido Kerkhoff

•                  Thilo Kusch

•                  Christopher Mattheisen

•                  dr. Klaus Nitschke

•                  Frank Odzuck

•                  dr. Ralph Rentschler

•                  dr. Steffen Roehn

The CVs of the proposed persons were available in the published documents. I ask the Shareholders whether there are any other remarks or motions? Mr. Kustra.

Pál Kustra shareholder: Pál Kustra, box no. 631. Last year the press wrote that you, Mr. Mattheisen, have a five year contract. As far as I remember you took your position on December 6, 2006. If we elect you now for three years does that indirectly mean that Deutsche Telekom extended your mandate with two more years?

Chairman: A member of the Board does not necessarily have to be an employee of the company. Then the Board membership is separately independent of the employment contract, yes, employment contract…, thank you.

Pál Kustra shareholder: Then thank you for the answer. Just to make my next question clear, let me ask the following technical question. The National Bureau of Investigation is carrying out the investigation due to misappropriation and other crimes. Last spring the ambassador of the United States of America requested the then acting Minister of Justice, the Hungarian, to drop this investigation as it is uncomfortable for the United States of America. Maybe this is the reason why it was so slow. But here comes the new government, led by Viktor Orbán, and maybe they accelerate the process. The technical question is that what happens if the Board members are found guilty in misappropriation and other crimes related to personal data and others? There are some former Board members on the list. Thank you.

Chairman: Balázs. Thank you.

Balázs Máthé: The Companies Act contains clear guidelines on members of the Board of Directors, conflict of interest, criminal record, etc. These rules are naturally applicable to Magyar Telekom Nyrt. That is all I can tell you.

Chairman: OK. If there are no more comments we have to vote on the members of the Board of Directors, in line with the submission, one by one, in the order of the proposals. The voting ratio necessary for adopting the resolutions under this agenda item is simple majority.

I request Shareholders to vote on the election of dr. Ferri Abolhassan to the Board of Directors. I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 106 033 affirmative votes (99.95%), 5 551 negative votes (0.00%), and 152 685 abstentions (0.02%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.730159%, Negative: 0.000532%, Abstention: 0.014643%.)

I state that in line with the draft resolution, the General Meeting adopts the following Resolution:

Resolution No. 51/2010 (IV.7.).

The General Meeting elects dr. Ferri Abolhassan to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

I request Shareholders to vote on the election of dr. István Földesi to the Board of Directors. I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 105 963 affirmative votes (99.95%), 5 621 negative votes (0.00%), and 152 685 abstentions (0.02%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.730152%, Negative: 0.000539%, Abstention: 0.014643%.)

I state that in line with the draft resolution, the General Meeting adopts the following Resolution:

Resolution No. 52/2010 (IV.7.).

The General Meeting elects dr. István Földesi to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

I request Shareholders to vote on the election of Mr. Dietmar Frings to the Board of Directors. I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 105 908 affirmative votes (99.95%), 5 676 negative votes (0.00%), and 152 685 abstentions (0.02%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.730147%, Negative: 0.000544%, Abstention: 0.014643%.)

I state that in line with the draft resolution, the General Meeting adopts the following Resolution:

Resolution No. 52/2010 (IV.7.).

The General Meeting elects Mr. István Földesi to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting in the third year is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

What did I say? Dietmar Frings, this was Dietmar Frings. But I told the name of Mr. István Földesi. This was Dietmar Frings. Can we have the name of Dietmar Frings? [Based on discussion, the Chairman makes a correction and reads out again the resolution.] Then again:

Resolution No. 53/2010 (IV.7.). I state that in line with the draft resolution, the General Meeting adopts this Resolution:

Resolution No. 53/2010 (IV.7.).

The General Meeting elects Mr. Dietmar Frings to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting in the third year is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

Now I request Shareholders to vote on the election of dr. Mihály Gálik to the Board of Directors. I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 110 520 affirmative votes (99.95%), 5 396 negative votes (0.00%), and 148 353 abstentions (0.02%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.730589%, Negative: 0.000517%, Abstention: 0.014227%.)

I state that in line with the draft resolution, the General Meeting adopts the following Resolution:

Resolution No. 54/2010 (IV.7.).

The General Meeting elects dr. Mihály Gálik to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

I request Shareholders to vote on the election of Mr. Guido Kerkhoff to the Board of Directors. I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 280 908 affirmative votes (99.98%), 5 676 negative votes (0.00%), and 152 685 abstentions (0.02%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.746930%, Negative: 0.000544%, Abstention: 0.014643%.)

I state that in line with the draft resolution, the General Meeting adopts the following Resolution:

Resolution No. 55/2010 (IV.7.).

The General Meeting elects Mr. Guido Kerkhoff to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

I request Shareholders to vote on the election of Mr. Thilo Kusch to the Board of Directors. I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 105 908 affirmative votes (99.95%), 5 676 negative votes (0.00%), and 327 685 abstentions (0.05%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.730147%, Negative: 0.000544%, Abstention: 0.031425%.)

I state that in line with the draft resolution, the General Meeting adopts the following Resolution:

Resolution No. 56/2010 (IV.7.).

The General Meeting elects Mr. Thilo Kusch to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

I request Shareholders to vote on the election of Mr. Christopher Mattheisen to the Board of Directors. I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 110 365 affirmative votes (99.95%), 180 551 negative votes (0.02%), and 148 353 abstentions (0.02%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.730574%, Negative: 0.017315%, Abstention: 0.014227%.)

I state that in line with the draft resolution, the General Meeting adopts the following Resolution:

Resolution No. 57/2010 (IV.7.).

The General Meeting elects Mr. Christopher Mattheisen to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

I request Shareholders to vote on the election of dr. Klaus Nitschke to the Board of Directors. I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 280 908 affirmative votes (99.98%), 5 576 negative votes (0.00%), and 152 685 abstentions (0.02%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.746930%, Negative: 0.000535%, Abstention: 0.014643%.)

I state that in line with the draft resolution, the General Meeting adopts the following Resolution:

Resolution No. 58/2010 (IV.7.).

The General Meeting elects dr. Klaus Nitschke to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

I request Shareholders to vote on the election of Mr. Frank Odzuck to the Board of Directors. I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 280 908 affirmative votes (99.98%), 5 676 negative votes (0.00%), and 152 685 abstentions (0.02%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.746930%, Negative: 0.000544%, Abstention: 0.014643%.)

I state that in line with the draft resolution, the General Meeting adopts the following Resolution:

Resolution No. 59/2010 (IV.7.).

The General Meeting elects Mr. Frank Odzuck to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

And as Mr. Odzuck is present, let me extend my personal congratulations to him.

I request Shareholders to vote on the election of dr. Ralph Rentschler to the Board of Directors. I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 107 496 affirmative votes (99.95%), 178 818 negative votes (0.02%), and 152 685 abstentions (0.02%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.730299%, Negative: 0.017149%, Abstention: 0.014643%.)

I state that in line with the draft resolution, the General Meeting adopts the following Resolution:

Resolution No. 60/2010 (IV.7.).

The General Meeting elects dr. Ralph Rentschler to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

I request Shareholders to vote on the election of dr. Steffen Roehn to the Board of Directors. I put the proposal to vote.

The result of the voting: the General Meeting has adopted Resolution with 727 280 908 affirmative votes (99.98%), 5 621 negative votes (0.00%), and 152 685 abstentions (0.02%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.746930%, Negative: 0.000539%, Abstention: 0.014643%.)

I state that in line with the draft resolution, the General Meeting adopts the following Resolution:

Resolution No. 61/2010 (IV.7.).

The General Meeting elects dr. Steffen Roehn to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting in the third year is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

Chairman: The remuneration of the Board of Directors was last determined in 2007 for Magyar Telekom Plc. The Remuneration Committee makes proposal regarding the remuneration of the Board of Directors:

The General Meeting determines the remuneration of the members of the Board Directors as follows:

Chairman of the Board Directors: HUF 546,000 /month

Members of the Board Directors: HUF 364,000 /month

I ask the shareholders if you have any comments or motions? If none, I request Shareholders to vote. I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 105 908 affirmative votes (99.95%), 5 676 negative votes (0.00%), and 327 685 abstentions (0.05%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.730147%, Negative: 0.000544%, Abstention: 0.031425%.)

I state that in line with the draft resolution, the General Meeting adopts the following Resolution:

The General Meeting adopts the draft resolution in Resolution No. 62/2010 (IV.7.).

12. Election of Members of the Supervisory Board and determination of their remuneration

Chairman: The General Meeting shall elect a new Supervisory Board, as the mandate of Magyar Telekom Plc.’s Supervisory Board members terminates at this general meeting. Let me thank the successful work of the members of the Supervisory Board.

According to the provisions of the Articles of Association, the Supervisory Board shall comprise of 3-15 members. The members shall be elected by the General Meeting. The assignment of the members of the Supervisory Board lasts for a term of three years until May, 31 of the third year subsequent to the date of the said General Meeting provided, that if the General Meeting in the third year is held prior to May 31 then their assignment lasts until the date of the General Meeting. The majority of members of the Supervisory Board must be independent.

The employees’ representatives in the Supervisory Board are appointed for election by the Central Workers’ Council after consultation with the trade unions. Let me draw the attention of the General Meeting to the fact that according to Section 39 (2) of the Companies Act the General Meeting shall elect the nominee of the Work’s Council unless statutory grounds for disqualification exist in respect of the nominee.

The Board of Directors proposes the following persons:

•                  dr. János Bitó (independent)

•                  Attila Bujdosó (employees’ representative, upon Central Workers’ Council appointment)

•                  dr. János Illéssy (independent)

•                  dr. Sándor Kerekes (independent)

•                  Konrad Kreuzer (independent)

•                  Tamás Lichnovszky (employees’ representative, upon Central Workers’ Council appointment)

•                  Martin Meffert

•                  dr. László Pap (independent)

•                  dr. Károly Salamon (independent)

•                  Mrs. Zsoltné Varga (employees’ representative, upon Central Workers’ Council appointment)

•                  György Varju (employees’ representative, upon Central Workers’ Council appointment)

Those who are present from the candidates, please stand up. Thank you very much. The CVs of the proposed persons were available in the published documents. I ask the Shareholders whether there are any other remarks or motions? Mr. Kustra

Pál Kustra shareholder: Thank you. I do not contribute to the discussion, Pál Kustra, no. 631, because we counted only 5 people out of the 11, but also because the members of the Supervisory Board and the Audit Committee were given such responsibilities that they are responsible for their work with all their assets. So they can lose their houses, everything. On top of that they are also responsible towards the DoJ, how shall I put it, the U.S. Minister of Justice, Department, because as I know they undertook this responsibility as well. I think their scope of responsibilities has been extended and they deserve as much as the Board members and the Chairman of the Board. So I propose that their remuneration is increased. Thank you.

Chairman: Thank you for the contribution. Any other remarks, motions?

Klára Erdős shareholder: My name is Klára Erdős, voting device no. 645. Let me ask you the following, as far as I know and as I reviewed the CVs of the members of the Audit Committee there are not many degrees on economics, not even the Chairman of the Committee has it originally, or the person who usually reads out the report, I think he is the Chairman. So my question is whether you use the services of some professional advisor during the audit process?

dr. János Illéssy: Thank you, I think I have introduced myself, my name is János Illéssy, Chairman of the Audit Committee. Maybe we made errors in the CVs and wrongly interpreted our professional career but I dare to say on behalf of the Audit Committee and Supervisory Board that many of us have degrees on economics. If I may bring forward my personal example, my first degree is on electric engineering and I may take advantage of it now, but after that I got a degree on economics and finally did my PhD on economics in the United States. I worked in the senior management, as a CFO, for companies, different companies listed on the stock exchange for 15 years. Naturally we do need expertise always, and once you asked it, I think we do have the knowledge and we can discuss anything with the auditor. Mr. Sándor Kerekes is a head of department and professor at the University of Economics. Mr. Károly Salamon has an MBA and used to work as the CEO of Allianz. I think the list is good. Thank you.

Chairman: Thank you Mr. Illéssy. If there are no more comments we have to vote on the Supervisory Board members, in line with the submission, one by one, in the order of the proposals. The voting ratio necessary for adopting the resolutions under this agenda item is simple majority.

I request Shareholders to vote on the election of dr. János Bitó to the Supervisory Board. I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 286 088 affirmative votes (99.98%), 496 negative votes (0.00%), and 152 685 abstentions (0.02%), with the number of votes cast indicated

by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.747426%, Negative: 0.000048%, Abstention: 0.014643%.)

I state that in line with the draft resolution, the General Meeting adopts the following Resolution:

Resolution No. 63/2010 (IV.7.).

The General Meeting elects dr. János Bitó to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

I request Shareholders to vote on the election of Mr. Attila Bujdosó to the Supervisory Board. I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 280 908 affirmative votes (99.98%), 5 621 negative votes (0.00%), and 152 685 abstentions (0.02%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.746930%, Negative: 0.000539%, Abstention: 0.014643%.)

I state that in line with the draft resolution, the General Meeting adopts the following Resolution:

Resolution No. 64/2010 (IV.7.).

The General Meeting elects Mr. Attila Bujdosó to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

And let me extend my personal congratulations.

I request Shareholders to vote on the election of dr. János Illéssy to the Supervisory Board. I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 280 908 affirmative votes (99.98%), 5 621 negative votes (0.00%), and 152 685 abstentions (0.02%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.746930%, Negative: 0.000539%, Abstention: 0.014643%.)

I state that in line with the draft resolution, the General Meeting adopts the following Resolution:

Resolution No. 65/2010 (IV.7.).

The General Meeting elects dr. János Illéssy to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting in the third year is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

Let me extend my personal congratulations once more.

I request Shareholders to vote on the election of dr. Sándor Kerekes to the Supervisory Board. I put the proposal to vote. [Reacting to a ringing mobile phone] And please switch off the phone.

The result of the voting: the General Meeting has adopted the Resolution with 727 106 088 affirmative votes (99.95%), 5 496 negative votes (0.00%), and 152 685 abstentions (0.02%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.730164%, Negative: 0.000527%, Abstention: 0.014643%.)

I state that in line with the draft resolution, the General Meeting adopts the following Resolution:

Resolution No. 66/2010 (IV.7.).

The General Meeting elects dr. Sándor Kerekes to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

I request Shareholders to vote on the election of Mr. Konrad Kreuzer to the Supervisory Board. I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 105 908 affirmative votes (99.95%), 5 676 negative votes (0.00%), and 152 685 abstentions (0.02%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.730147%, Negative: 0.000544%, Abstention: 0.014643%.)

I state that in line with the draft resolution, the General Meeting adopts the following Resolution:

Resolution No. 67/2010 (IV.7.).

The General Meeting elects Mr. Konrad Kreuzer to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

I request Shareholders to vote on the election of Mr. Tamás Lichnovszky to the Supervisory Board. I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 110 295 affirmative votes (99.95%), 5 621 negative votes (0.00%), and 148 353 abstentions (0.02%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.730568%, Negative: 0.000539%, Abstention: 0.014227%.)

I state that in line with the draft resolution, the General Meeting adopts the following Resolution:

Resolution No. 68/2010 (IV.7.).

The General Meeting elects Mr. Tamás Lichnovszky to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

And let me extend my personal congratulations to You.

I request Shareholders to vote on the election of Mr. Martin Meffert to the Supervisory Board. I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 110 365 affirmative votes (99.95%), 5 551 negative votes (0.00%), and 148 353 abstentions (0.02%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.730574%, Negative: 0.000532%, Abstention: 0.014227%.)

I state that in line with the draft resolution, the General Meeting adopts the following Resolution:

Resolution No. 69/2010 (IV.7.).

The General Meeting elects Mr. Martin Meffert to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

I request Shareholders to vote on the election of dr. László Pap to the Supervisory Board. I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 110 295 affirmative votes (99.95%), 5 621 negative votes (0.00%), and 148 353 abstentions (0.02%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.730568%, Negative: 0.000539%, Abstention: 0.014227%.)

I state that in line with the draft resolution, the General Meeting adopts the following Resolution:

Resolution No. 70/2010 (IV.7.).

The General Meeting elects dr. László Pap to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

And let me extend my personal congratulations to You.

I request Shareholders to vote on the election of dr. Károly Salamon to the Supervisory Board. I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 105 963 affirmative votes (99.95%), 5 621 negative votes (0.00%), and 152 685 abstentions (0.02%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.730152%, Negative: 0.000539%, Abstention: 0.014643%.)

I state that in line with the draft resolution, the General Meeting adopts the following Resolution:

Resolution No. 71/2010 (IV.7.).

The General Meeting elects dr. Károly Salamon to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

Congratulations.

I request Shareholders to vote on the election of Mrs. Zsoltné Varga to the Supervisory Board. I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 115 420 affirmative votes (99.96%), 496 negative votes (0.00%), and 148 353 abstentions (0.02%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.731059%, Negative: 0.000048%, Abstention: 0.014227%.)

I state that in line with the draft resolution, the General Meeting adopts the following Resolution:

Resolution No. 72/2010 (IV.7.).

The General Meeting elects Mrs. Zsoltné Varga to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

I request Shareholders to vote on the election of Mr. György Varju to the Supervisory Board. I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 115 295 affirmative votes (99.96%), 621 negative votes (0.00%), and 148 353 abstentions (0.02%), with the number of votes cast indicated

by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.731047%, Negative: 0.000060%, Abstention: 0.014227%.)

I state that in line with the draft resolution, the General Meeting adopts the following Resolution:

Resolution No. 73/2010 (IV.7.).

The General Meeting elects Mr. György Varju to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

Chairman: I inform the Shareholders, that the remuneration of the Supervisory Board was last determined in 2007 for Magyar Telekom Plc. The proposal made by the Board of Directors regarding the remuneration of the Supervisory Board is as follows:

The General Meeting determines the remuneration of the members of the Supervisory Board as follows:

Chairman of the Supervisory Board: HUF 448,000 /month

Members of the Supervisory Board: HUF 294,000 /month

I ask the shareholders if you have any comments or motions?

Pál Kustra shareholder: Pál Kustra, no. 631. So I proposed that the members and the chairman of the Supervisory Board, taking into account the increased liabilities, to receive the same remuneration as the members and the chairman of the Board of Directors.

Balázs Máthé: Yes, thank you. Technically, we will proceed as follows: the General Meeting will vote on the proposal of the Board of Directors, and, if the General Meeting does not adopt the proposal of the Board of Directors, then the shareholders will vote on your proposal. However, we all acknowledged your comment on the responsibility of the work of the Supervisory Board. Thank you.

Chairman: Other comments?

Klára Erdős shareholder: I am Klára Erdős, voting device no. 645. As I see 5 members of the Supervisory Board are members of the Audit Committee and if Mr. Kustra sees the monthly remuneration, I think what he requested is completed. Because if you add together the two fees, five out of the 11 members of the Supervisory Board, and its chairman, respectively, has a monthly remuneration of 888 thousand, and the members having two functions has a monthly remuneration of 514 thousand. By this, I think, his proposal is satisfied.

Chairman: Thank you for the comments. I request Shareholders to vote. I put the proposal to vote.

The result of the voting: the General Meeting has adopted Resolution with 727 115 295 affirmative votes (99.96%), 621 negative votes (0.00%), and 148 353 abstentions (0.02%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.731047%, Negative: 0.000060%, Abstention: 0.014227%.)

I state that in line with the draft resolution, the General Meeting adopts the following Resolution:

The General Meeting adopts the draft resolution in Resolution No. 74/2010 (IV.7.).

13. Election of Members of the Audit Committee and determination of their remuneration

Chairman: The General Meeting shall elect a new Audit Committee, as the mandate of Magyar Telekom Plc.’s Audit Committee members terminates at this general meeting. Let me thank the successful work of the members of the Audit Committee.

In accordance with the provisions of the Articles of Association the General Meeting elects a 3-5 member Audit Committee from the independent members of the Supervisory Board for the same period as the membership of the relevant members in the Supervisory Board.

The Board of Directors proposes the following persons

•      dr. János Bitó

•      dr. János Illéssy

•      dr. Sándor Kerekes

•      dr. László Pap

•      dr. Károly Salamon

Those who are present from the candidates, please stand up. Thank you very much. The CVs of the proposed persons were available in the published documents. I ask the Shareholders whether there are any remarks or any motions? If none, the members of the Audit Committee, I am sorry… there is, I just did not see you because of the table.

Pál Kustra shareholder: Sorry, I have only one question. Is any of the members of the Audit Committee a U.S. citizen? I hope the question does not offend you.

Chairman: As far as I know there are none. But let Mr. Illéssy answer you.

dr. János Illéssy: Brief answer: no, we are not U.S. citizens. And once I have the floor, we did not make any other statement to the U.S. authorities only our commitment, that we, like the management of the company, carry out our own investigation and nothing else.

Chairman: If there are no more comments… Mr. Kustra.

Pál Kustra shareholder: Thank you for the answer. The other remark is interesting though. At Magyar Telekom the employees are required to sign a statement according to which they undertake to be subject to U.S. laws. This is a general practice here. So the Supervisory Board and the Audit Committee are left out?

Chairman: Balázs.

Balázs Máthé: Briefly, I think there might be a big misunderstanding here. What you call being subject to the laws can be described rather with the terms of jurisdiction or competence, I think. You can not voluntarily undertake it, it is e.g. subject to citizenship, and the jurisdiction of a country may cover a person or company based on his/its address, business activity, trade of shares. So I do not really understand even the question.

Pál Kustra shareholder: Thank you also for this answer. The U.S. legal system works in a way that the rights are applicable to the United States of America and the obligations to the whole world. I have seen my name in a list that categorized me as liable for 15 years of imprisonment for obstruction of the investigation and all I did was to draw the attention to the fact that laws, the Hungarian laws, have been breached all the time. I can concretely tell you what it is. So I even asked my U.S. lawyer and he was reluctant to tell me whether I am subject to all U.S. laws if I sign this, and will be subject to the FCPA law. And then I am punishable, even if I am a Hungarian citizen and never been to U.S. soil and did nothing in relation to America. So the rights are applicable to U.S. citizens, who are there, and the obligations to the whole world. And there is a special rule adopted in the U.S.: all U.S. citizens have to cooperate with the authorities and the secret service of the United States of America as an obligation in a certain particular case. That is why I asked whether the Audit Committee members are U.S. citizens.

Chairman: Thank you for the comment. If there are no more comments we have to vote on the Audit Committee members, in line with the submission, one by one, in the order of the proposals. The voting ratio necessary for adopting the resolutions under this agenda item is simple majority.

I request Shareholders to vote on the election of dr. János Bitó to the Audit Committee. I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 115 420 affirmative votes (99.96%), 496 negative votes (0.00%), and 148 353 abstentions (0.02%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.731059%, Negative: 0.000048%, Abstention: 0.014227%.)

I state that in line with the draft resolution, the General Meeting adopts the following Resolution:

Resolution No. 75/2010 (IV.7.).

The General Meeting elects dr. János Bitó to the members of the Audit Committee of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

I request Shareholders to vote on the election of dr. János Illéssy to the Audit Committee. I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 115 295 affirmative votes (99.96%), 621 negative votes (0.00%), and 148 353 abstentions (0.02%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.731047%, Negative: 0.000060%, Abstention: 0.014227%.)

I state that in line with the draft resolution, the General Meeting adopts the following Resolution:

Resolution No. 76/2010 (IV.7.).

The General Meeting elects dr. János Illéssy to the members of the Audit Committee of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

I request Shareholders to vote on the election of dr. Sándor Kerekes to the Audit Committee. I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 115 025 affirmative votes (99.96%), 621 negative votes (0.00%), and 148 353 abstentions (0.02%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.731021%, Negative: 0.000060%, Abstention: 0.014227%.)

I state that in line with the draft resolution, the General Meeting adopts the following Resolution:

Resolution No. 77/2010 (IV.7.).

The General Meeting elects dr. Sándor Kerekes to the members of the Audit Committee of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

I request Shareholders to vote on the election of dr. László Pap to the Audit Committee. I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 115 420 affirmative votes (99.96%), 496 negative votes (0.00%), and 148 353 abstentions (0.02%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.731059%, Negative: 0.000048%, Abstention: 0.014227%.)

I state that in line with the draft resolution, the General Meeting adopts the following Resolution:

Resolution No. 78/2010 (IV.7.).

The General Meeting elects dr. László Pap to the members of the Audit Committee of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

I request Shareholders to vote on the election of dr. Károly Salamon to the Audit Committee. I put the proposal to vote.

The result of the voting: the General Meeting has adopted Resolution with 727 115 295 affirmative votes (99.96%), 621 negative votes (0.00%), and 148 353 abstentions (0.02%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.731047%, Negative: 0.000060%, Abstention: 0.014227%.)

I state that in line with the draft resolution, the General Meeting adopts the following Resolution:

Resolution No. 79/2010 (IV.7.).

The General Meeting elects dr. Károly Salamon to the members of the Audit Committee of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

Chairman: The remuneration of the Audit Committee was last determined in 2007 for Magyar Telekom Plc. The proposal made by the Board of Directors regarding the remuneration of the Audit Committee is as follows:

The General Meeting determines the remuneration of the members of the Audit Committee as follows:

Chairman of the Audit Committee: HUF 440,000 /month

Members of the Audit Committee: HUF 220,000 /month

I ask the shareholders if you have any comments or motions? If there is none, I request Shareholders to vote. I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 727 115 025 affirmative votes (99.96%), 621 negative votes (0.00%), and 148 353 abstentions (0.02%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.731021%, Negative: 0.000060%, Abstention: 0.014227%.)

I state that in line with the draft resolution, the General Meeting adopts the following Resolution:

The General Meeting adopts the draft resolution in Resolution No. 80/2010 (IV.7.).

14. Election of the Company’s Auditor and determination of its remuneration. Designation of the Auditor who will be personally responsible for the audit of the Company and designation of the deputy auditor

Chairman: I inform the Shareholders that the assignment of PricewaterhouseCoopers Kft., as the auditor of the Company, expires today. Due to this fact it is necessary to elect a new auditor and a person who will be personally responsible for the audit activities. According to the Articles of Association of the Company, it is the competence of the Audit Committee to propose the auditor to the General Meeting. I request dr. János Illéssy, Chairman of the Audit Committee, to make known the proposal of the Audit Committee to the shareholders.

dr. János Illéssy: Dear Shareholders! Let me read out the proposal as it is quite long:

The Audit Committee, having reviewed and evaluated the performance, qualifications, internal quality-control system and independence of the independent external auditor of Magyar Telekom Plc. (the “Company”), submits the following resolution proposal to the General Meeting in relation to the election and determination of the remuneration of the independent external auditor of the Company, and the designation of the natural person auditor personally responsible for carrying out the audit and the deputy auditor:

“The General Meeting elects as auditor of Magyar Telekom Plc. (the “Company”) PricewaterhouseCoopers Ltd. (1077 Budapest, Wesselényi u. 16; company registration number: 01-09- 063022; registration number: 001464)

personally Márta Hegedűsné Szűcs as registered auditor

Chamber membership number: 006838 Address: 2071 Páty, Várhegyi u. 6.

Mother’s maiden name: Julianna Hliva

to perform audit services for the year 2010, i.e. for the period ending May 31st 2011 or if the Annual General Meeting closing the 2010 fiscal year will be held prior to May 31st 2011 then on the date thereof.

In the event that Márta Hegedűsné Szűcs is incapacitated, the General Meeting elects Nikoletta Róka (chamber membership number: 005608, mother’s maiden name: Györgyi Soós, address: 1163 Budapest, Gutenberg u. 17.) to act as responsible auditor.

The General Meeting approves HUF 89,700,000 + VAT + max 5% related costs + VAT (excluding the audit of internal controls as required by the Sarbanes-Oxley Act of 2002), be the Auditor’s annual compensation, covering the audit of the annual financial statements of the Company prepared in accordance with the Hungarian Accounting Act and also the audit of the annual consolidated financial statements of the Magyar Telekom Group prepared in accordance with International Financial Reporting Standards (IFRS).”

This is the proposal of the Audit Committee Mr. Chairman.

Chairman: Thank you Mr. Illéssy. Let me ask the Shareholders whether they have any comments or motions? Mr. Kustra.

Pál Kustra shareholder: Pál Kustra, no. 631. As I have mentioned today and as I told in 2008, the Manager Magazine published that PwC triggered the investigation, that cost HUF 21.6 billion to the shareholders until 2009, because the management of Magyar Telekom wanted to replace PwC. How can PwC remain the auditor for so long? Last year I read announcements that PwC did not want to audit the third, I do not know, fourth quarter of Magyar Telekom. So they again made a deal with PwC that they can stay for another year and let us forget things that the Board of Magyar Telekom did not do in relation to the investigation and adjusted the relevant items in the relevant books. So what is happening here? How long will PwC, that caused this damage, I think, to Magyar Telekom, to the shareholders, remain the accountant? And due to the investigation it received an additional amount of HUF 753 million if the data are correct in the 20-F.

Thilo Kusch: You addressed a couple of aspects which I want to respond to first. About the period an auditor stays: while for example PwC has now been our auditor for many-many years, you might also be aware that the team who is auditing the Company actually changing and there are rules for auditing companies, for example partners, they have to turn out after 7 years. As you probably have seen Manfred Krawietz and Márta Szűcs are now the auditing team. So there is basically a rotation guaranteed which also provides fresh eyes. Well, I mean, I can also positively say that from the positive professional work PwC does and, kind of, supporting the Company, and auditing the Company. There is no, nothing to desire of. So I do not share your view that there is anything negative about PwC. Regarding the number in the 20-F about the total fees for the auditor, it is indeed right, that the total fees for the auditors are more than the fees we… you explicitly approve. Because the AGM explicitly approves the fees for auditing Magyar Telekom Nyrt. and in addition to this the auditor also performs the SOX assessment for the Company, the auditor also performs the audits of our subsidiaries, and also another part of their fees quoted in the 20-F is that they also have supported the Company in responding to questions from American authority and also to the independent investigation. And that is basically what explains the fees are. To pre-empt another question, and I also share with everybody, you see in the 20-F that the fees have slightly increased from 2008 to 2009 and that is mainly driven by three factors: we have changed the external reporting, I have mentioned that before, and now having the customer focused segments, required quite a lot of additional audit work, as well. We have merged T-Kábel into the Company, we had the merger of our Montenegrin subsidiary. So therefore this was an increase in 2009, but I expect the 2010 fees to reduce compared to 2009.

Chairman: Thank you, Mr. Kusch. Thank you.

Pál Kustra shareholder: Thank you for the answer. I have one more question. Namely, why PwC told Magyar Telekom last year that they do not want to audit the data? So what is the reason, it has been published, I have seen it. And this was linked to the investigation, i.e. if the Board of Directors of Magyar Telekom forgot to properly place things in the books during this long, historically long investigation and they did it sometimes in the last moment. All right, if one does not see what happens next, would one suppose that there is reason-cause relation between them. So what is happening here? Why PwC said that it does not want to audit the numbers of Magyar Telekom? How did they solve the problem? They can say, by way of extending their mandate with another year. It can be. In the U.S. it is called concession, something for something. But why did it all happen if they are reluctant to audit and did not want to audit, then someone made the statement?

Thilo Kusch: First to clarify. The quarterly results are not audited. They are being reviewed by the auditor, and indeed, in the Q3 announcement, we did announce that there were some questions raised from PwC and this was solely related to the timing of the release of the White & Case investigation. As you know, this was released very early in December, which was about three weeks after the announcement of the Q3 results and that provided the situation that we did not get a review, what we usually get for Q3. But that is basically nothing absolutely out of the ordinary, and also let’s reiterate, the key job for the auditor is, yes, to review the quarterly results, but mainly to audit the full year results. And this is basically has happened, this has basically rectified the situation, that was basically related to the timing of the White & Case report.

Chairman: Thank you. If there is none, Mr. Illéssy, please.

János Illéssy: Thank you Mr. Chairman. Let me add on behalf of the Audit Committee that one of our most important task and function is to ensure the independency and professional competence of the auditor. I feel addressed by the question. Let me confirm it once again, though it may have seemed formal during the reading out of the text. We are convinced by the qualifications, quality management method and attitude of the auditor. That their opinion is sometimes different from that of the company, and they are not perfectly the same, I think, is a perfect sign of independency and it is done in the interest of the shareholders. The auditor of Magyar Telekom is independent and professional, if I may confirm it once again. Thank you.

Chairman: Thank you. Any other comments?

László Kapcsos shareholder: László Kapcsos, no. 629. I did not really want to contribute to the discussion at such a late hour, but just for the sake of clarity. As far as I remember the original question of Mr. Kustra was about the third quarter report last year, where neither PwC nor the Audit Committee of the company expressed their agreement with the company, saying that they did not receive sufficiently precise and material information in relation to the investigation. As far as I remember this was the official announcement. If something more clear is told. And one more supplement, as far as I know, shareholders may request to prepare a verbatim minutes. We request a full, verbatim shareholder questions and answers minute. Right? Thank you.

Balázs Máthé: Well, you correctly paraphrased the situation disclosed in our November 5 flash report. I would not read it out again, this is available for all shareholders. What was it? Mr. Kusch specified it in a way that this was not an audit opinion, but in accordance with International Standard on Review Engagement 2410 related to the audit of the relevant report. So if we want to be very specific, this was the issue. Otherwise the comment is pointless because last year’s balance was opined, approved by the auditor for this General Meeting. The answer to the second comment is that yes, we will prepare a verbatim minute on the shareholders’ questions and answers, like we did last year.

Chairman: Thank you. Questions, comments?

Klára Erdős shareholder: Klára Erdős, device no. 645. Let me ask you, because I can’t remember well, how much the fee of the auditor was last year, because the issue that we discussed in the first agenda item, than we approve the Y2007 again and compared to 72 million this is 89 million 700 thousand, a 25% increase, plus the same in VAT, plus 5 % related expenses and the same in VAT, so it is aggregated. Thank you.

Thilo Kusch: OK, that is the reason why I was also referring to the overall fee. What is indeed correct compared to 2007, the scope of the work, sorry, should I… can you hear me? Is it OK? So, compared to 2007 the audit work for the Magyar Telekom Nyrt. has increased. For example one of the things has happened that was we merged the cable operation into Magyar Telekom Nyrt. But the overall fees, and you can also track that in the 20-F, we actually achieved quite a reduction from 2007 to 2008 in the overall fee, then for the reason explain they slightly increased in 2009, because of the special circumstances and I would expect them to go back to the level roughly of 2008. We don’t know finally yet, but we should go roughly back to the level of 2008 and the explicit approval, which indeed has increased is mainly driven by the fact that there are more things to be done for the Magyar Telekom Nyrt audit compared to 2009.

Chairman: If there are no more comments, then the voting ratio necessary for adopting this resolution is simple majority. I ask the Shareholders to cast their votes. I put the proposal to vote.

The result of the voting: the General Meeting has adopted the Resolution with 726 598 533 affirmative votes (99.88%), 586 781 negative votes (0.08%), and 78 955 abstentions (0.01%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 69.681489%, Negative: 0.056273%, Abstention: 0.007572%.)

I state that the General Meeting adopts the draft resolution in Resolution No. 81/2010 (IV.7.).

Chairman: With no more items on the agenda on today’s general meeting, let me thank the Shareholders their participation. The meeting…

Pál Kustra shareholder: Mr. Máthé just said that they prepare the verbatim minute. Can we request you to disclose it on the 20th day instead on the 30th? So that we can review the minute whether is actually contains that was told here, what we recoded. So can you make a gentleman’s promise that the minute will be available from 20th day?

Balázs Máthé: It is not a promise, it is our obligation to act, in all cases, in line with deadlines specified in the relevant laws. Thank you.

Chairman: Thank you very much. I declare the meeting adjourned at 5:27 pm. Thank you for everyone.

Christopher Mattheisen	dr. Gabriella Bognár
Chairman of the General Meeting	Keeper of the minutes

Oliver Kranzusch
Authenticator

Countersigned by:

dr. Balázs Máthé
Chief Legal Counsel
Certificate no.: 13691

Annex

 Annual General Meeting April 7, 2010 Report of the Board of Directors on the management of Magyar Telekom Plc., on the business operation, on the business policy and on the financial situation of the company and Magyar Telekom Group in 2009 Christopher Mattheisen Chairman and CEO

According to Section 7.4.1.e) of the Articles of Association and Section 10.1.e) of the Rules of Procedures of the Board of Directors, the Board of Directors draws up, at the end of each business year, a report for the General Meeting on the management of the Company, the assets of the Company, the financial situation of the Company and the business policy of the Company.

Integrated IT-telecommunication offerings Application Service Provider (ASP) and IT outsourcing Further selective acquisitions in the Hungarian SI/IT market Our strategy TV, PC, and mobile screens Technological leadership – superior 3G mobile network, fiber roll-out, cable upgrade Integrated fixed and mobile offers Leaner organization Subsidiary mergers Simpler brand structure Focus on efficiency enhancement Building a unified CRM/billing platform 3SCREEN COMPANY ICT LEADER Improved service quality and portfolio Focus areas: attractive 3Screen content /service offering and media SERVICE INNOVATION Utilize synergies within DT group Seeking value-creating international acquisitions REGIONAL PRESENCE ONE COMPANY

Changing trends require continued efficiency improvements

Change in revenue mix

100%
80%
60%
40%
20%
0%
2005
2009
2012
SI/IT: 1%
New revenue sources < 20%
Voice revenues > 70%
SI/IT >10%
New revenue sources > 30%
Voice revenues < 50%
Fixed voice
Mobile voice
Fixed BB
Mobile non-voice
TV
SI/IT
Other

Underlying TWM expense in Hungary

Annual wage increase
5.5%
5.6%
1.5%
HUF billion
150
100
50
0
121
-5%
114
2008
2009
2010
Employee-related
Other workforce

Dynamic change in revenue mix

New revenue sources have lower EBITDA margin

- pressure on profitability eased by efficiency improvement measures

Headcount reduction in 2010

4

Headcount reduction in 2010 agreement with trade unions reached in September 2009 400+ employee redundancies at the parent company by end-2010 goal is to reduce underlying TWM-related expenses by HUF 6.5bn in two years despite wage increases severance-related expenses amounted to HUF7bn, accounted for in Q4 2009 Underlying TWM expense in Hungary -5% Annual wage increase 5.5% 5.6% 1.5% Voice revenues > 70% New revenue sources < 20% SI/IT: 1% Dynamic change in revenue mix continued decline of voice revenues pronounced growth in revenues from non-traditional services such as SI/IT and TV services New revenue sources have lower EBITDA margin pressure on profitability eased by efficiency improvement measures Changing trends require continued efficiency improvements Voice revenues < 50% New revenue sources > 30% SI/IT >10% Change in revenue mix 114 121 0 50 100 150 2008 2009 2010 HUF billion Employee-related Other workforce 0% 20% 40% 60% 80% 100% 2005 2009 2012 Fixed voice Mobile voice Fixed BB Mobile non-voice TV SI/IT Other

Hungarian market – infrastructure based-competition

Wireline voice market trends
100%
80%
60%
40%
20%
0%
8%
9%
83%
7%
10%
83%
7%
11%
82%
7%
15%
78%
7%
18%
75%
Q4 2008
Q1 2009
Q2 2009
Q3 2009
Q4 2009
PSTN
VoCable & VoIP
Alternative

Mobile market trends
Penetratio
122%
121%
119%
118%
118%
100%
80%
60%
40%
20%
0%
61%
39%
60%
40%
59%
41%
58%
42%
57%
43%
Q4 2008
Q1 2009
Q2 2009
Q3 2009
Q4 2009
Postpaid
Prepaid

Broadband market trends
100%
80%
60%
40%
20%
0%
21%
39%
40%
22%
39%
39%
24%
38%
38%
27%
38%
35%
29%
39%
33%
Q4 2008
Q1 2009
Q2 2009
Q3 2009
Q4 2009
ADSL
Cable
Mobile

Competing infrastructures

Source: NRA

5

Hungarian market – infrastructure based-competition Mobile market trends Wireline voice market trends Broadband market trends Competing infrastructures Copper network: LTO structure, 80% of households served by Magyar Telekom Cable network: above 70% HH coverage, most upgraded to high-speed broadband service Mobile network: three quality networks with UMTS capability Fiber rollout: not just LTOs but other start-up/cable companies also rolling out fiber network Strong infrastructure based competition with triple play services offered on copper, fiber, cable and mobile networks 118% Penetration 121% 119% 118% 122% Source: NRA 39% 40% 41% 42% 43% 61% 60% 59% 58% 57% 0% 20% 40% 60% 80% 100% Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Postpaid Prepaid 40% 39% 38% 33% 39% 38% 38% 39% 21% 22% 24% 27% 29% 35% 39% 0% 20% 40% 60% 80% 100% Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 ADSL Cable Mobile 83% 82% 78% 9% 10% 11% 15% 18% 8% 7% 7% 7% 7% 75% 83% 0% 20% 40% 60% 80% 100% Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 PSTN VoCable & VoIP Alternative

Strong positions across all segments of the Hungarian market

TV market market shares

100%
80%
60%
40%
20%
0%
13% 13% 13% 13% 13%
7% 6% 6% 6% 6%
24% 24% 24% 24% 23%
33% 33% 33% 32% 32%
23% 24% 24% 25% 26%
Aug-2009 Sep-2009 Oct-2009 Nov-2009 Dec-2009
T-Home UPC Digi Fibernet Other

Mobile voice market shares*

100%
80%
60%
40%
20%
0%
22% 22% 22% 22% 23%
34% 33% 34% 33% 33%
44% 45% 44% 45% 44%
Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009
T-Mobile Pannon Vodafone

*based on active SIM cards

Wireline broadband market shares

100%
80%
60%
40%
20%
0%
41% 41% 42% 42% 45%
23% 22% 21% 21% 19%
36% 37% 37% 37% 36%
Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009
T-Home DSL+cable Other DSL Other cable

Mobile broadband market shares**

100%
80%
60%
40%
20%
0%
22% 25% 26% 27% 26%
25% 24% 24% 24% 25%
53% 51% 50% 49% 49%
Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009
T-Mobile Pannon Vodafone

Source: NRA, 2009 year end figures are preliminary data

**based on traffic generating subs.

6

Strong positions across all segments of the Hungarian market Wireline broadband market shares TV market market shares Mobile broadband market shares** **based on traffic generating subs. Mobile voice market shares* Source: NRA, 2009 year end figures are preliminary data *based on active SIM cards 44% 45% 45% 44% 34% 33% 34% 33% 22% 22% 22% 23% 44% 33% 22% 0% 20% 40% 60% 80% 100% Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 T-Mobile Pannon Vodafone 53% 51% 50% 49% 49% 25% 24% 24% 24% 25% 22% 25% 26% 27% 26% 0% 20% 40% 60% 80% 100% Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 T-Mobile Pannon Vodafone 36% 37% 37% 37% 36% 23% 22% 21% 21% 19% 41% 41% 42% 45% 42% 0% 20% 40% 60% 80% 100% Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 T-Home DSL+cable Other DSL Other cable 23% 24% 24% 25% 26% 33% 33% 32% 32% 24% 24% 24% 24% 23% 7% 6% 6% 6% 6% 13% 13% 13% 13% 13% 33% 0% 20% 40% 60% 80% 100% Aug-2009 Sep-2009 Oct-2009 Nov-2009 Dec-2009 T-Home UPC Digi Fibernet Other

Economic environment – still a drag on Magyar Telekom New generation access roll-out 5-year plan to cover ~30% of Hungarian households with bandwidth of up to 100 Mbps fiber to ca. 780k & cable Docsis 3.0 to 380k household total investment need of HUF 40 billion Group revenues and Hungarian GDP Hungarian macroeconomic indicators Continued pressure on telecommunication spending expected in 2010 despite stabilizing GDP, other lagging indicators set to remain weak in 2010 unemployment likely to peak in H2 2010 contained wage development still relatively tight credit conditions Recession is putting significant pressure on business performance customers in all sectors are heavily rationalizing their telecommunication spending churn rates have increased and usage has decreased both in the residential and business segment Economic indicators influence telecommunication spending in different ways in 2009 all components of economic activity suffered a meaningful decline in Hungary telecommunication spending lags GDP trend the demand for telecommunication services is more closely correlated with employment, disposable income and household consumption development Source: European Commission Oct-2009 forecasts -8% -4% 0% 4% 2008 2009F 2010F 2011F 6% 8% 10% 12% GDP (y-o-y) Household consumption (y-o-y) Unemployment rate (righ-hand scale, reversed order) -8% -6% -4% -2% 0% Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Group revenues (y-o-y) GDP (y-o-y)

2009 results – Business Unit analysis

Revenue development

HUF million
680 000
660 000
640 000
620 000
600 000
580 000
560 000
540 000
520 000
500 000
664,531
-16,181
-2,815
-2,430
-2,381
12,321
-9,055
643,989
2008*
CBU
BBU
Macedonia
Montenegro
FX impact
Consolidation & other
2009

Underlying EBITDA development

HUF million
280 000
270 000
260 000
250 000
240 000
230 000
220 000
210 000
200 000
273,745
-6,907
-4,889
-2,659
-376
5 888
-1,995
262,808
2008*
CBU
BBU
Macedonia
Montenegro
FX impact
Other
2009

3.1% revenue decline driven by recession, competition and regulation

8

Underlying EBITDA development Revenue development 2009 results – Business Unit analysis 3.1% revenue decline driven by recession, competition and regulation CBU revenues declined primarily due to the worsening economic environment with the austerity measures launched in July contracting private consumption further BBU revenues down driven by decline in both private and public sector spending international revenues increased due to favorable FX translation impact 4% underlying EBITDA decline driven by changing revenue mix and economic recession business unit results under pressure due to further erosion of traditional voice revenues 5.6% wage increase for parent company employees in April 2009 positive FX impact on result of international subsidiaries cost cutting measures to mitigate margin pressure *excluding special influences and HUF 8.5bn IC traffic related reversal of provisions accounted in 2008 (HUF 3.1bn at CBU and HUF 5.4bn at BBU) HUF million HUF million -9,055 664,531 643,989 -2,381 -2,430 -2,815 -16,181 12,321 500 000 520 000 540 000 560 000 580 000 600 000 620 000 640 000 660 000 680 000 2008* CBU BBU Macedonia Montenegro FX impact Consolidation & other 2009 273,745 -1,995 5 888 -376 -2,659 -4,889 -6,907 262,808 200 000 210 000 220 000 230 000 240 000 250 000 260 000 270 000 280 000 2008* CBU BBU Macedonia Montenegro FX impact Other 2009

CBU – fixed operations Fixed voice access -13% +37% +62% -9% Subscribers TV customer growth -4% +2,825% +137% +38% Subscribers New generation access rollout 5-year plan to cover ~30% or 1.2mn of Hungarian households with bandwidth of up to 100 Mbps household coverage by end-2009: 170k fiber and 370k Docsis 3.0 total investment requirement of HUF 40 billion (of which HUF 8 billion spent in 2009) T-Home Sat TV launch service launched in November 2008 demand exceeding expectations – number of customers over 155,000 retention benefit: two-thirds of satellite TV customers are part of a 2Play or 3Play package 3Play as growth engine & retention tool in the residential segment new, simple and competitive offers launched under the T-Home brand in September 2008 the launch of Sat TV enabled country-wide offerings new packages include more favorable VoIP solutions triple play offers start from HUF 5,040/month ratio of xPlay customers ~35% 1,200,000 1,400,000 1,600,000 1,800,000 2,000,000 end-2008 end-2009 PSTN lines VoIP VoCable 0 250,000 500,000 750,000 end-2008 end-2009 Cable TV IPTV Satellite TV

CBU – mobile operations

Subscribers, market shares and penetration

Subscribers
Penetration
86%
92%
99%
110%
122%
118%
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
46%
34%
20%
45%
34%
21%
45%
34%
21%
45%
33%
22%
44%
34%
22%
44%
33%
23%
2004
2005
2006
2007
2008
2009
T··Mobile
pannon

Recessionary impacts felt in the market

Tariff erosion

ARPU

HUF
4,000
3,000
2,000
1,000
0
3,397
3,164
-7%
2008
2009

MOU

min
150
100
50
0
127
126
-1%
2008
2009

Mobile internet development

10

CBU – mobile operations Mobile internet development leading market position with 49% market share number of subscribers exceeded 320,000 at end-2009 3G/HSDPA network covering ~74% of population Tariff erosion average voice revenue per minute decline of 9% more conscious package selection wide use of closed-user-group services annual cuts in mobile termination rates EU regulated roaming tariffs lower ARPU driven by lower usage, declining average tariff levels and MTR cuts Recessionary impacts felt in the market in 2009 customer numbers declined and penetration decreased customers became more cost sensitive lower disposable income led to increased churn levels 122% 86% Penetration 92% Subscribers 99% 110% Subscribers, market shares and penetration *Subscribers and market shares are based on active SIM cards reported by NRA 118% ARPU -7% MOU -1% 45% 33% 22% 46% 45% 45% 34% 34% 34% 21% 21% 20% 44% 34% 22% 44% 33% 23% 0 2,000,000 4,000,000 6,000,000 8,000,000 10,000,000 12,000,000 2004 2005 2006 2007 2008 2009 3,397 3,164 0 1,000 2,000 3,000 4,000 2008 2009 HUF 127 126 0 50 100 150 2008 2009 min

Business Services Business Unit (BBU)

Fixed voice access
Subscribers
450,000
360,000
270,000
180,000
90,000
0
404,764
375,383
-7%
-6%
-21%
-9%
end-2008
end-2009
Business lines
Managed leased lines
ISDN channels

Falling voice revenues

Growth in mobile internet

Mobile ARPU
HUF
10,000
8,000
6,000
4,000
2,000
0
7,655
-16%
6,458
2008
2009

Mobile MOU
min
400
300
200
100
0
325
+3%
336
2008
2009

SI/IT revenue growth

11

 Falling voice revenues rationalization and cost cutting initiatives at our key corporate clients lead to reduction in their telecom spending both private and public sector affected by economic recession number of fixed voice customers decreasing strong pressure on mobile tariffs resulting in lower ARPU level Growth in mobile internet strong demand for mobile internet number of customers over 100,000 at end-2009 SI/IT revenue growth growth in revenues despite the difficult environment leading market position strengthened acquisition of KFKI Direkt and ISH some private and public sector projects delayed/cancelled due to cost restrictions Business Services Business Unit (BBU) Mobile ARPU -16% Mobile MOU +3% Fixed voice access -9% -6% -21% -7% Subscribers 7,655 6,458 0 2,000 4,000 6,000 8,000 10,000 2008 2009 HUF 325 336 0 100 200 300 400 2008 2009 min 375,383 404,764 0 90,000 180,000 270,000 360,000 450,000 end-2008 end-2009 Business lines Managed leased lines ISDN channels

International operations

Macedonia

Intense competition in the fixed line market

Mobile revenue growth thanks to improved usage trends

Subscribers 81% 100% 111% 112% 116% Penetration
2,600,000
1,950,000
1,300,000
650,000
0
8%
30 %
62 %
10%
30 %
60 %
12%
29 %
59 %
11 %
30 %
59 %
16 %
28 %
56 %
vip
one
T-Mobile
Q4 2007 Q2 2008 Q4 2008 Q2 2009 Q4 2009

Montenegro

Fixed voice revenues under pressure

Mobile revenue erosion driven by strong competition

Subscribers 169% 198% 186% 186% 209% Penetration
1,350,000
900,000
450,000
0
25 %
41 %
34%
25%
43%
32%
26%
38%
36%
27 %
39%
34%
26%
37%
37%
m:tel
promonte
T-Mobile
Q4 2007 Q2 2008 Q4 2008 Q2 2009 Q4 2009

12

International operations Intense competition in the fixed line market competition from altnets, cables and mobile operators resulting in decreasing fixed tariff levels and pressure on voice revenues positive contribution from revenues related to broadband services number of ADSL lines at 128,000 (up 30%) successful launch of IPTV and 2Play/3Play offers Mobile revenue growth thanks to improved usage trends improving customer mix MOU up by 8% to 104 minutes ARPU rose by 4% to HUF 2,678 3G services launched in June 2009 Fixed voice revenues under pressure deterioration in retail voice revenues driven by high mobile substitution growing internet and TV revenues thanks to strong increases in the customer base number of DSL access at 55,000 (up 41%) close to 70% increase in IPTV customer numbers (30,000 customers by end-2009) Mobile revenue erosion driven by strong competition very intense competition resulting in lower tariff levels fallout in visitor revenues as economic recession negatively affected tourism MOU at 96 (down by 9%) ARPU of HUF 2,459 (down 15%) Penetration Subscribers 111% 81% 59% 62% 30% 30% 8% 100% 60% 30% 10% 11% 59% 29% 12% Subscribers Penetration 186% 169% 34% 41% 25% Data based on the active SIM cards published by the Montenegrin Telecom Agency 27% 25% 43% 198% 32% 26% 37% 186% 37% 26% 38% 36% 56% 28% 16% 112% 116% 209% 34% 39% Macedonia Montenegro 0 650,000 1,300,000 1,950,000 2,600,000 Q4 2007 Q2 2008 Q4 2008 Q2 2009 Q4 2009 0 450,000 900,000 1,350,000 Q4 2007 Q2 2008 Q4 2008 Q2 2009 Q4 2009

Proposal for dividend payment

Historical dividend payments
Net debt ratio*
DPS (HUF)
50%
40%
30%
20%
10%
0%
80
60
40
20
0
70
70
70
73
70
74
74
31.6%
32.9%
33.2%
31.7%
31.0%
29.8%
30.8%
Target
2003
2004
2005
Q1 2007**
2007
2008
2009
Net debt ratio
Dividend payment

* net debt / total capital

13

Proposal for dividend payment The Board of Directors proposes HUF 74 dividend per share after 2009 earnings for approval to the Annual General Meeting. Target Net debt ratio* DPS (HUF) Historical dividend payments * net debt / total capital ** 2006 dividend payment (for 2005 financials) was delayed to January 2007 31.0% 30.8% 31.6% 29.8% 31.7% 33.2% 32.9% 74 74 70 73 70 70 70 0% 10% 20% 30% 40% 50% 2003 2004 2005 Q1 2007** 2007 2008 2009 0 20 40 60 80 Net debt ratio Dividend payment

Dividend payment details The proposed gross dividend is HUF 74 per share with a nominal value of HUF 100 April 21, 2010 detailed announcement will be published on the order of dividend disbursement on the homepage of the Company and the Budapest Stock Exchange April 27, 2010 last day of trading with Magyar Telekom shares entitled to dividend April 28, 2010 ex-dividend date April 30, 2010 record date May 7, 2010 payment date (ordinary shares) May 14, 2010 payment date (ADR) Method of payment: Magyar Telekom will transfer the dividends to the securities accounts

Dividend – tax implication Dividends are subject to withholding tax Tax will be deducted before payment Rates and taxes: domestic private individuals: 10% personal income tax foreign private individuals: 10% personal income tax legal entities with Hungarian domicile: 0% legal entities with foreign domicile: 0% Magyar Telekom issues a certificate on the amount of dividend paid, rates and taxes deducted and sends it to its shareholders not later than January 31, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: May 7, 2010